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                                                                       EXHIBIT I
                                                                       ---------


[LOGO]
DESCARTES







                                QUARTERLY REPORT
                                 TO SHAREHOLDERS






                                Financial Results
                               For the Fiscal 2004
                               Third Quarter Ended
                                October 31, 2003

                                    (US GAAP)












                        The Descartes Systems Group Inc.

================================================================================

BELOW, FOR YOUR CONVENIENCE, IS AN EXCERPT OF THE PRESS RELEASE WE ISSUED ON DECEMBER 3, 2003 ANNOUNCING OUR CONSOLIDATED UNAUDITED FINANCIAL RESULTS FOR THE THREE-MONTH PERIOD ENDED OCTOBER 31, 2003, BEING OUR THIRD FISCAL QUARTER OF OUR 2004 FISCAL YEAR. THIS PRESS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS AND REPRESENTS OUR EXPECTATIONS AS AT DECEMBER 3, 2003 WHEN THE PRESS RELEASE WAS ISSUED. YOU ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE UPON ANY SUCH FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF DECEMBER 3, 2003. WE DO NOT UNDERTAKE ANY OBLIGATION TO UPDATE ANY FORWARD-LOOKING STATEMENTS CONTAINED IN THE PRESS RELEASE TO REFLECT ANY CHANGES THAT OCCUR AFTER DECEMBER 3, 2003.

         DESCARTES REPORTS RESULTS FOR THIRD QUARTER OF FISCAL YEAR 2004
            THIRD CONSECUTIVE QUARTER OF REVENUE AND EARNINGS GROWTH

WATERLOO, ONTARIO, DECEMBER 3, 2003 -- The Descartes Systems Group Inc. (Nasdaq:DSGX) (TSX:DSG), a trusted provider of supply chain services, today announced financial results for the third quarter of its 2004 fiscal year (Q3FY04) which ended on October 31, 2003. Amounts are in U.S. dollars and are reported in accordance with U.S. GAAP (Generally Accepted Accounting Principles).

Q3FY04 total revenues were $16.0 million, growing 5 percent from total revenues in the second quarter of fiscal year 2004 (Q2FY04) of $15.2 million and down 8 percent when compared with total revenues in the third fiscal quarter a year ago of $17.5 million. Gross margins for Q3FY04 were 70 percent, up from gross margins of 69 percent in Q2FY04 and 67 percent in the same fiscal quarter one year ago.

"For the third consecutive quarter, we have seen an improvement in our fundamentals. Q3FY04 was a solid quarter as we executed against plans to grow total revenues and earnings," said Manuel Pietra, Descartes' chief executive officer and president. "We are encouraged by the progress we are making and will continue to look for additional ways in which to drive customer and shareholder value."

The loss for Q3FY04 was $4.2 million, or $0.10 per share, an improvement when compared to the loss of $14.7 million reported for Q2FY04 and the loss of $5.2 million reported for the third fiscal quarter one year ago.

Descartes completed the quarter with $69.4 million in cash, cash equivalents and marketable securities.

HIGHLIGHTS OF THE THIRD QUARTER
DRIVING CUSTOMER VALUE:
-----------------------

     CUSTOMER SIGN-UPS - Q3FY04 saw 148 total customer sign-ups. Demonstrating Descartes' ability to leverage its installed base, approximately 58 percent of these sign-ups represent services sold to existing customers. Some of the new customers sign-ups during the quarter included Dixons Group plc, Edward Don & Company, The Korea Express Co., Ltd, and Seko Worldwide.

     DESCARTES GLOBAL USER GROUP - Nurturing stronger relationships with the Descartes user base, a global user group was launched in October 2003 to provide an opportunity for users of Descartes solutions to learn more about Descartes products, network with other customers to share best practices, and give feedback on future product direction.

INNOVATION IN SERVICES: Continuing its commitment to be at the forefront of supply chain services innovation, Descartes announced several new product and technology initiatives during the quarter, including:

     ROADSHOW TRANSPORT (TM) WITH INSTANT MESSAGING - Enabling companies to communicate with transportation carriers in real-time, Descartes is now offering ROADSHOW TRANSPORT, a transportation management system, with instant messaging capabilities using the Microsoft Office Live Communications Server 2003. The solution was introduced as part of the Microsoft worldwide launch of the Microsoft Office System in New York City in October 2003.

     COMMITMENT TO MICROSOFT PLATFORM - As a Microsoft Certified Partner, Descartes has committed to the Microsoft development platform, commonly known as .NET. Enabling distribution-sensitive companies to optimize and gain real-time control of their inventory and assets, Descartes solutions are built leveraging Microsoft standards and Microsoft Visual Studio(R) .NET 2003.

BUSINESS OUTLOOK
For the fourth quarter of fiscal year 2004 (Q4FY04) ending January 31, 2004, Descartes expects to achieve total revenues in the range of $16 to $17 million. Descartes expects to report a loss per share in Q4FY04 of $0.07 to $0.08, on a U.S. GAAP basis.

CONFERENCE CALL
Descartes' management will discuss these results in a live conference call and audio Web cast with the financial community at 8:00 a.m. ET today, December 3, 2003. The live audio Web cast and slide presentation to accompany the call can be accessed at www.descartes.com/investors. Replays will also be available in two formats shortly after the completion of the conference call. A telephone replay will be accessible for 24 hours by dialing 1-888-203-1112 or 719-457-0820 and quoting reservation number 653068. An archived replay of the Web cast will also be available through the Descartes Web site at www.descartes.com/investors.

ABOUT DESCARTES
The Descartes Systems Group Inc. (Nasdaq:DSGX) (TSX:DSG) is a trusted provider of supply chain services. Helping companies reduce costs, save time, and enhance customer satisfaction, Descartes' integrated suite of services provide connectivity and document exchange, route planning and wireless dispatch, inventory and asset visibility, transportation management, and warehouse optimization. Enabling distribution-sensitive companies in industries such as retail, consumer packaged goods, manufacturing, transportation, third-party logistics, and distribution to optimize and gain real-time control of their inventory and assets; Descartes services are used by more than 2,500 customers in over 60 countries. For more information, visit www.descartes.com.

All registered and unregistered trademarks mentioned in this release are the property of their respective owners.



                                       ###



Statements in this release, other than statements relating to historical performance, include forward-looking statements made under the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding Descartes' revenue and profit expectations, expectations surrounding the demand for Descartes' products and the market opportunity for those products, expectations surrounding the success of Descartes' alliance relationships, marketing and distribution initiatives, and expectations as to customer acceptance and continued use of Descartes' solutions. These statements are neither promises nor guarantees, but involve risks and uncertainties that may cause actual results to differ materially from expectations. Such risks and uncertainties include the successful implementation and market acceptance of Descartes' pricing and revenue model, demand for network-based logistics solutions and logistics software solutions, timing and size of restructuring charges, success in closing customer orders, customers satisfaction and resolution of any disputes, ability to control expenses, realization of operating cost reductions resulting from cost reduction initiatives, integration of acquisitions and consolidation of operations. For further information regarding risks and uncertainties associated with Descartes' business, please refer to Descartes' documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada. Any forward-looking statements should be considered in light of these factors.

THE DESCARTES SYSTEMS GROUP INC.
INDEX TO QUARTERLY REPORT TO SHAREHOLDERS
THREE MONTHS AND NINE MONTHS ENDED OCTOBER 31, 2003
(US DOLLARS; US GAAP)







                                                                            Page
                                                                            ----
Item 1.    Financial Statements

                 Consolidated Balance Sheets
                 October 31, 2003 (Unaudited), October 31, 2002
                 (Unaudited) and January 31, 2003                             5

                 Consolidated Statements of Operations (Unaudited)
                 Three and Nine Months ended October 31, 2003 and 2002        6

                 Consolidated Statements of Cash Flows (Unaudited)
                 Three and Nine Months ended October 31, 2003 and 2002        7

                 Notes to Consolidated Financial Statements (Unaudited)       8



Item 2.    Management Discussion and Analysis of Operations,
           Financial Condition and Liquidity                                 17


Item 3.    Risk Factors                                                      27

ITEM 1. FINANCIAL STATEMENTS

                        THE DESCARTES SYSTEMS GROUP INC.
                           CONSOLIDATED BALANCE SHEETS
                       (US dollars in thousands; US GAAP)





                                                                         UNAUDITED
-------------------------------------------------------------------------------------------     -----------
                                                                OCTOBER 31,     October 31,     January 31,
                                                                       2003            2002            2003
-------------------------------------------------------------------------------------------     -----------
ASSETS
CURRENT ASSETS
    Cash and cash equivalents  (Note 3)                              47,147          32,352          21,195
    Marketable securities  (Note 3)                                   8,246           9,813           8,521
    Accounts receivable
       Trade (Note 4)                                                17,538          13,057          14,036
       Other                                                          2,663           2,043           2,819
    Prepaid expenses and other                                        3,835           3,005           3,020
-------------------------------------------------------------------------------------------     -----------
                                                                     79,429          60,270          49,591
MARKETABLE SECURITIES  (Note 3)                                      14,036         140,152         144,386
CAPITAL ASSETS                                                       12,341          10,600          12,151
LONG-TERM INVESTMENTS                                                 3,300           3,250           3,300
GOODWILL (Note 5)                                                    17,938         104,298          17,603
INTANGIBLE ASSETS                                                     9,577          33,821          13,606
DEFERRED CHARGES (Note 6)                                               839           1,807           1,638
-------------------------------------------------------------------------------------------     -----------
                                                                    137,460         354,198         242,275
===========================================================================================     ===========


LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
    Accounts payable                                                  1,526           2,783           3,964
    Accrued liabilities                                               5,956          10,814           8,673
    Deferred revenue                                                  2,000           3,832           2,923
-------------------------------------------------------------------------------------------     -----------
                                                                      9,482          17,429          15,560
CONVERTIBLE DEBENTURES  (Note 6)                                     26,995          71,995          71,995
-------------------------------------------------------------------------------------------     -----------
                                                                     36,477          89,424          87,555
-------------------------------------------------------------------------------------------     -----------
SHAREHOLDERS' EQUITY
    Common shares
      Authorized - Unlimited
      Issued - 40,653,711 (October 31, 2002 - 52,223,214;           441,407         468,665         468,618
      January 31, 2003 - 52,224,511) (Note 7)
    Additional paid-in capital                                        5,021           5,201           5,201
    Unearned deferred compensation                                     (374)           (754)           (690)
    Accumulated other comprehensive income (loss) (Note 7)             (250)             91          (1,506)
    Accumulated deficit                                            (344,821)       (208,429)       (316,903)
-------------------------------------------------------------------------------------------     -----------
                                                                    100,983         264,774         154,720
-------------------------------------------------------------------------------------------     -----------
                                                                    137,460         354,198         242,275
===========================================================================================     ===========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART
OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

                        THE DESCARTES SYSTEMS GROUP INC.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
     (US dollars in thousands, except per share amounts; US GAAP; unaudited)




----------------------------------------------------------------------------------------------------------------------------------
                                                                                THREE MONTHS ENDED               NINE MONTHS ENDED
                                                                                       OCTOBER 31,                     OCTOBER 31,
                                                                              2003            2002            2003            2002
----------------------------------------------------------------------------------------------------------------------------------
REVENUES                                                                    16,026          17,501          45,432          52,353
COST OF REVENUES                                                            (4,787)         (5,767)        (14,257)        (21,583)
----------------------------------------------------------------------------------------------------------------------------------
GROSS PROFIT                                                                11,239          11,734          31,175          30,770
----------------------------------------------------------------------------------------------------------------------------------
EXPENSES
    Sales and marketing                                                      7,226           6,792          21,061          23,903
    Research and development                                                 2,298           2,681           6,485          12,482
    General and administrative                                               2,680           3,252           9,082           9,991
    Amortization of intangible assets                                        1,313           2,481           4,026           7,441
    Restructuring cost  (Note 10)                                            1,637           2,438          17,766           9,685
----------------------------------------------------------------------------------------------------------------------------------
                                                                           (15,154)        (17,644)        (58,420)        (63,502)
----------------------------------------------------------------------------------------------------------------------------------
LOSS FROM OPERATIONS                                                        (3,915)         (5,910)        (27,245)        (32,732)
----------------------------------------------------------------------------------------------------------------------------------
OTHER INCOME (EXPENSE)
    Interest expense                                                          (433)         (1,150)         (2,605)         (3,461)
    Investment income                                                          176           1,906           1,074           5,652
    Gain (loss) on purchase of convertible debentures (Notes 2 and 6)           --            (455)            904             (70)
----------------------------------------------------------------------------------------------------------------------------------
                                                                              (257)            301            (627)          2,121
----------------------------------------------------------------------------------------------------------------------------------
LOSS BEFORE INCOME TAXES AND MINORITY INTEREST                              (4,172)         (5,609)        (27,872)        (30,611)
INCOME TAX RECOVERY (EXPENSE) - CURRENT                                        (22)              9             (46)            442
----------------------------------------------------------------------------------------------------------------------------------
LOSS BEFORE MINORITY INTEREST                                               (4,194)         (5,600)        (27,918)        (30,169)
MINORITY INTEREST                                                               --             448              --             448
----------------------------------------------------------------------------------------------------------------------------------
LOSS                                                                        (4,194)         (5,152)        (27,918)        (29,721)
==================================================================================================================================
LOSS PER SHARE
    Basic and diluted  (Note 8)                                              (0.10)          (0.10)          (0.58)          (0.57)
==================================================================================================================================
WEIGHTED AVERAGE SHARES OUTSTANDING
    Basic and diluted (thousands)                                           40,654          52,233          47,736          52,237
==================================================================================================================================



THE ACCOMPANYING NOTES ARE AN INTEGRAL PART
OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

                        THE DESCARTES SYSTEMS GROUP INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                  (US dollars in thousands; US GAAP; unaudited)





----------------------------------------------------------------------------------------------------------------------------------
                                                                                THREE MONTHS ENDED               NINE MONTHS ENDED
                                                                                       OCTOBER 31,                     OCTOBER 31,
                                                                              2003            2002            2003            2002
----------------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Loss                                                                        (4,194)         (5,152)        (27,918)        (29,721)
Adjustments to reconcile loss to cash provided by
    (used in) operating activities:
    Bad debt charge                                                             --              --              --           2,907
    Depreciation                                                               835             600           1,988           2,193
    Amortization of intangible assets                                        1,313           2,481           4,026           7,441
    Restructuring cost                                                      (2,162)         (1,708)          3,323           2,768
    Amortization of convertible debenture costs                                 63             170             386             557
    Amortization of deferred compensation                                       35             250             136             403
    (Gain) loss on purchase of convertible debentures                           --             455            (904)             70
    Minority interest                                                           --             448              --             448
Changes in operating assets and liabilities:
    Accounts receivable
       Trade                                                                (2,443)            313          (3,502)          1,360
       Other                                                                  (417)          2,600             156           4,956
    Prepaid expenses and other                                                 623             145            (815)            866
    Deferred charges                                                            61              --            (409)             --
    Accounts payable                                                           528             143          (2,438)            125
    Accrued liabilities                                                        378          (2,026)         (3,120)         (3,892)
    Deferred revenue                                                          (549)           (629)           (923)         (1,466)
----------------------------------------------------------------------------------------------------------------------------------
Cash used in operating activities                                           (5,929)         (1,910)        (30,014)        (10,985)
----------------------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
    Short-term marketable securities, net change                            (3,051)         25,065             275          72,672
    Long-term marketable securities, net change                             32,889         (94,821)        130,350         (57,708)
    Additions to capital assets                                             (1,185)         (1,184)         (3,839)         (3,415)
    Acquisition of subsidiaries, net of cash acquired                         (235)         (1,163)           (335)         (1,732)
----------------------------------------------------------------------------------------------------------------------------------
Cash provided by (used in) investing activities                             28,418         (72,103)        126,451           9,817
----------------------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
    Purchase of convertible debentures, including purchase costs                --            (458)        (43,274)         (1,526)
    Purchase of common shares, including purchase costs                         --              --         (27,228)             --
    Issuance of common shares for cash                                          --              14              17             220
----------------------------------------------------------------------------------------------------------------------------------
Cash used in financing activities                                               --            (444)        (70,485)         (1,306)
----------------------------------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                            22,489         (74,457)         25,952          (2,474)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                            24,658         106,809          21,195          34,826
----------------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                                  47,147          32,352          47,147          32,352
==================================================================================================================================
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
    Cash paid during the period for interest                                    --              --           2,095           1,997
    Cash paid during the period for income taxes                                18               1             148               7
==================================================================================================================================


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART
OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

THE DESCARTES SYSTEMS GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(TABULAR AMOUNTS IN THOUSANDS OF US DOLLARS,
EXCEPT PER SHARE AMOUNTS; US GAAP; UNAUDITED)


NOTE 1 - DESCRIPTION OF THE BUSINESS

     The Descartes Systems Group Inc. ("Descartes" or the "Company") operates in one business segment providing supply chain services and products to manufacturers, distributors, retailers, and transportation service providers. Descartes' integrated suite of services and products provide connectivity and document exchange, route planning and wireless dispatch, inventory and asset visibility, transportation management, and warehouse optimization. The Company also offers consulting, training, support and hosting services to the users of its supply chain services and products.


NOTE 2 - BASIS OF PRESENTATION

     The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America and the rules and regulations of the United States Securities and Exchange Commission (the "SEC") for the preparation of interim financial information. Accordingly, they do not include all of the information and notes required by generally accepted accounting principles for annual financial statements.

     The interim financial statements reflect all adjustments (consisting only of normal recurring accruals), which are, in the opinion of management, necessary for a fair statement of results for the interim periods presented. The results of operations for the interim period should not be considered indicative of results to be expected for the full year ending January 31, 2004.

     With the exception of the item noted in the next paragraph, the accounting policies used in preparing these interim financial statements are consistent with those used in preparing the annual financial statements for the period ended January 31, 2003. These statements should be read in conjunction with the Company's audited consolidated financial statements prepared for the fiscal year ended January 31, 2003.

     In April 2002, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") 145, "Rescission of FASB Statements 4, 44, and 64, Amendment of FASB Statement 13, and Technical Corrections." SFAS 145 updates, clarifies and simplifies existing accounting pronouncements, including rescinding SFAS 4, which required all gains and losses from extinguishments of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. SFAS 145 is effective for fiscal years beginning after May 15, 2002. Accordingly, gains or losses on purchase of debentures which were historically shown as an extraordinary item are now included in other income (expense) in accordance with the requirements of SFAS 145.


NOTE 3 - CASH, CASH EQUIVALENTS AND MARKETABLE SECURITIES

     Marketable securities represent cash invested in investment-grade corporate bonds and commercial paper and in investment-grade dividend received deduction ("DRD") eligible securities issued by US corporations. Cash and cash equivalents include short-term deposits and marketable debt securities with original maturities of three months or less. Short-term marketable securities comprise debt securities maturing within 12 months from the balance sheet date. Long-term marketable securities comprise of DRD eligible securities as well as debt securities maturing in excess of 12 months from the balance sheet date. All debt securities are marked to market.


NOTE 4 - TRADE RECEIVABLES

     A summary of the Company's trade receivables is as follows:

                                          ------------------------  -----------
                                          OCTOBER 31,  October 31,  January 31,
                                                 2003         2002         2003
                                          ------------------------  -----------
     Trade receivables                         20,525       19,057       16,836
     Less: Allowance for doubtful accounts     (2,987)      (6,000)      (2,800)
                                          ------------------------  -----------
                                               17,538       13,057       14,036
                                          ========================  ===========


NOTE 5 - GOODWILL

     In June 2001, the FASB issued SFAS 142, "Goodwill and Other Intangible Assets." Under SFAS 142, goodwill is no longer amortized but reviewed at least annually for impairment at a level of reporting referred to as reporting units. These reporting units are segments that management evaluates when assessing the performance of the Company. The Company has determined that it operates in one reporting unit based on the current reporting structure and has assigned goodwill at the enterprise level.

     On February 1, 2003, the Company adopted SFAS 142 and no longer amortizes goodwill. In addition, the Company had designated February 1 as the date for its annual impairment test. The annual impairment test on February 1, 2003, using a valuation approach based on market capitalization and discounted cash flow models, indicated a goodwill impairment of $86.7 million that was recorded in the results of operations for the year ended January 31, 2003.

     During the quarter ended October 31, 2003, the Company changed the date of its annual goodwill impairment test to October 31st of each year. This was done so that the impairment test did not coincide with the period when the Company is focused on preparing its annual audited financial statements. The Company believes that the change in the test date is preferable for administrative purposes and is not intended to delay, accelerate or avoid any impairment charge.

     The Company completed its annual goodwill impairment test as of October 31, 2003 by comparing its enterprise fair value to its carrying or book value. This comparison indicated an aggregate enterprise fair value for the Company in excess of its book value. Accordingly, the Company determined that no impairment existed.

     The Company will perform future annual goodwill impairment tests on October 31st of each year. At least quarterly, the Company will analyze whether any event has occurred that would more likely than not reduce the Company's enterprise value below its carrying amount, and, if so, the Company will perform a goodwill impairment test between the annual dates. All impairment adjustments will be recognized as operating expenses in the period the adjustment is identified.

NOTE 6 - CONVERTIBLE DEBENTURES

     On June 30, 2000, the Company issued $75 million aggregate principal amount of 5.50% convertible unsecured subordinated debentures maturing on June 30, 2005, the issuance of which was quali?ed by a short form prospectus dated June 26, 2000. Interest on the debentures has accrued from June 30, 2000 and is payable in equal semi-annual installments in arrears on June 30th and December 30th of each year, the first payment having been made on December 30, 2000. Issuance costs of $3.5 million are being amortized to interest expense over the term of the debenture, subject to earlier write-off in connection with repurchases of the debentures, with the balance of the issuance costs being shown as deferred issuance costs on the balance sheet. Each debenture is convertible, at the option of the holder, into common shares at any time prior to June 30, 2005 at a price of $35 per common share. The debentures may now be redeemed at the option of the Company, provided that the average closing price of the common shares on the Nasdaq National Market during the 20 consecutive trading days ending five trading days preceding the date on which notice of redemption is given is not less than 125% of the conversion price. The Company may elect to satisfy the obligation to pay all or any part of the aggregate principal amount of the debentures on redemption by delivery of that number of common shares obtained by dividing the principal amount of the debentures by 95% of the average closing price of the common shares on the Nasdaq National Market for the period of 20 consecutive trading days ending five trading days before the redemption date.

     In each of December 2001 and March 2002, pursuant to a normal course issuer bid, the Company purchased for cancellation $1.5 million principal amount of the debentures, or an aggregate of $3.0 million. In each case, the debentures were purchased for approximately $1.1 million, resulting in a gain of $0.4 million, which was recorded in the related fiscal quarter (Note 2).

     On August 1, 2002, the Company announced that it was offering to purchase for cancellation up to $51,428,571 aggregate principal amount of the debentures. The Company offered to pay a cash price of $700 for each $1,000 principal amount of debentures, plus accrued and unpaid interest. The offer was made by way of an issuer bid, which was open for acceptance until September 6, 2002. On September 7, 2002, the Company announced that pursuant to the offer, it would acquire a nominal principal amount of the debentures (which acquisition was completed later in the quarter ended October 31, 2002). The acquisition of the debentures resulted in a loss of $0.5 million net of costs associated with the offer and the write off of the related deferred issuance costs.

     On June 5, 2003, the Company announced that it was offering to purchase, indirectly through a wholly-owned subsidiary, up to $45 million aggregate principal amount of its debentures. Under the offer for the debentures, the Company offered to pay a cash price of $950 for each $1,000 principal amount of debentures, plus unpaid interest (subject to any applicable withholding tax) accrued to but excluding the date of purchase. On July 17, 2003, the Company announced that, through its wholly-owned subsidiary, the Company had purchased $45 million aggregate principal amount of its debentures for $42.8 million resulting in a gain of $0.9 million net of costs associated with the offer and the write off of the related deferred issuance costs.


NOTE 7 - SHAREHOLDERS' EQUITY

     SHARE REPURCHASE
     On June 5, 2003, the Company announced that it was offering to purchase for cancellation up to 11,578,000 of its outstanding common shares for a cash price of not more than Canadian $3.85 and not less than Canadian $3.00 per common share (subject to any applicable withholding tax). This offer was made by way of a dutch auction tender, which provided holders with the opportunity to specify the price at which they were prepared to sell their common shares. The actual purchase price of Canadian $3.20 (announced on July 17, 2003) was determined through an auction mechanism and was the lowest price within the range stated above at which the Company could purchase up to 11,578,000 of its common shares from shares tendered under the offer. All common shares tendered at or below Canadian $3.20 (subject to pro-rating and disregarding fractions) were purchased at Canadian $3.20 and immediately canceled. Common shares tendered at prices higher than Canadian $3.20 were returned to holders. The total purchase price of $27.2 million, net of costs associated with the offer, has been recorded as a reduction in the carrying value of the common shares.

     COMPREHENSIVE LOSS AND ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS) The following table shows the computation of comprehensive income:

                                                     -------------------------------------------------
                                                          THREE MONTHS ENDED         NINE MONTHS ENDED
                                                                 OCTOBER 31,               OCTOBER 31,
                                                           2003         2002         2003         2002
                                                     -------------------------------------------------
     Loss                                                (4,194)      (5,152)     (27,918)     (29,721)
     Other comprehensive income (loss):
        Unrealized mark to market gain (loss)
        on debt securities                                  (19)         976           81          157

        Foreign currency translation adjustment             464          134        1,174          134
                                                     -------------------------------------------------
                                                            445        1,110        1,255          291
                                                     -------------------------------------------------
     Total comprehensive loss                            (3,749)      (4,042)     (26,663)     (29,430)
                                                     =================================================

     The following table shows the components of accumulated other comprehensive income (loss):

                                                     -----------------------     ----------
                                                     OCTOBER 31,  October 31,    January 31,
                                                           2003         2002           2003
                                                     -----------------------     ----------
     Accumulated mark to market gain (loss) on
     debt securities                                        (18)         134            (99)

     Currency translation adjustments                      (232)         (42)        (1,407)
                                                     -----------------------     ----------
     Accumulated other comprehensive income (loss)         (250)          91         (1,506)
                                                     =======================     ==========

NOTE 8 - LOSS PER SHARE

     Basic and diluted loss per share amounts were calculated by dividing the loss by the weighted average number of common shares outstanding during the period. As a result of losses applicable to common shares, the options granted under stock option plans and the conversion privileges on the convertible debentures were excluded in the diluted loss per share calculation, as their inclusion would have been antidilutive.


NOTE 9 - STOCK-BASED COMPENSATION

     At October 31, 2003, the Company had various stock-based employee compensation plans, which are described more fully in Note 12 of the Notes to the Consolidated Financial Statements in the Company's 2003 Annual Report. The Company accounts for those plans in accordance with Accounting Principles Board Opinion No. 25, "Accounting For Stock Issued to Employees", and SFAS 148, "Accounting for Stock-Based Compensation - Transition and Disclosure - an Amendment of FASB Statement 123", as well as other related interpretations. At October 31, 2003, the Company had 3,948,336 stock options granted and outstanding under its own plan. In addition, there were 208,906 stock options outstanding in connection with the option plans assumed or adopted pursuant to various acquisitions previously completed.

     The following table illustrates the effect on net income and earnings
     (loss) per share if the Company had applied the fair value recognition provisions of SFAS123, "Accounting for Stock-Based Compensation":


                                                                  -------------------------------------------------
                                                                       THREE MONTHS ENDED         NINE MONTHS ENDED
                                                                              OCTOBER 31,               OCTOBER 31,
                                                                        2003         2002         2003         2002
                                                                  -------------------------------------------------
     Loss - As reported                                               (4,194)      (5,152)     (27,918)     (29,721)
     Add:  Deferred stock-based compensation - As reported                35          250          136          403
     Less:  Total stock-based compensation expense determined
     under the fair value based method for all awards, net of         (1,337)      (2,214)      (4,062)      (6,606)
     related taxes
                                                                  -------------------------------------------------
     Loss - Pro forma                                                 (5,496)      (7,116)     (31,844)     (35,924)
                                                                  =================================================

     Loss per share - Basic and diluted
                                                                  -------------------------------------------------
        As reported                                                    (0.10)       (0.10)       (0.58)       (0.57)
                                                                  =================================================
        Pro forma                                                      (0.14)       (0.14)       (0.67)       (0.69)
                                                                  =================================================

     Beginning with the fiscal period that commenced February 1, 2003, the Company began to update the assumptions used in computing the fair value of stock options under the Black-Scholes option-pricing model on a quarterly basis. The following table shows the assumptions used in computing the fair value of stock options that were used to compute pro forma loss and pro forma loss per share for the following three-month periods:

                                       --------------------------------------------------------------------------
                                               THREE MONTHS ENDED                     Three Months Ended
                                       OCTOBER 31,  JULY 31,    APRIL 30,      October 31,  July 31,    April 30,
                                          2003        2003        2003            2002        2002        2002
                                       ----------  ----------  ----------      ----------  ----------  ----------
     Black-Scholes weighted average
     assumptions:
        Expected dividend yield              0.0%        0.0%        0.0%            0.0%        0.0%        0.0%
        Expected volatility                 83.0%       84.0%       87.0%           91.0%       91.0%       91.0%
        Risk-free rate                       3.9%        3.5%        4.1%            4.2%        4.2%        4.2%
        Expected option life in years        5.0         5.0         5.0             3.3         3.3         3.3
     ============================================================================================================

     Weighted average stock option
     fair value per option granted          1.82        1.56        1.68            2.01        1.98        2.96
     ============================================================================================================

NOTE 10 - RESTRUCTURING COST

     JUNE 2002 ANNOUNCEMENT
     On June 19, 2002, the Company announced that it had commenced restructuring plans in order to align its cost structure with its network-based revenue model and to streamline its corporate operations. The plans included the centralization of certain support functions such as finance, customer care, research and development, and network services primarily in Waterloo, Ontario. The plans also included the consolidation of the Company's network infrastructure and data center facilities in Ontario and Georgia. These restructuring plans resulted in the prompt reduction of workforce by approximately 120 employees, or 20% of the total workforce, across all geographic areas within which the Company operates. The reductions were concentrated within the finance, customer care, research and development, and network services functional areas. In conjunction with the above-noted centralization plans and workforce reduction, the Company also identified leased facilities that were in excess of the Company's ongoing space requirements. The termination cost of these leased facilities along with the redundant leasehold improvements, furniture and fixtures, and computer equipment were reflected in the restructuring provision. Furthermore, the restructuring provision reflected the cost of consolidation of data center facilities.

     MAY 2003 ANNOUNCEMENT
     Based on a review of cost levels, the Company announced on May 6, 2003 a further downsizing of its global operations by approximately 130 employees. In addition to workforce reduction across all operations, the plans included further consolidation of office facilities, lease terminations, and write-down of redundant assets.

     The following table shows the changes in the restructuring provision through the three quarters in fiscal 2004:

                                       -----------------------------------------------------------------------------------------
                                        Workforce         Office      Redundant        Data center        Network          TOTAL
                                        reduction        closure         assets     consolidations        systems
                                                           costs                                   consolidations
                                       -----------------------------------------------------------------------------------------
     Provision as at January 31, 2003:        547            407             --                 55             --          1,009
     THREE MONTHS ENDED APRIL 30:
     Additions to accruals                  1,541          1,204            155                222            422          3,544
     Revisions to accrual                     (21)            --             --                 80             --             59
                                       -----------------------------------------------------------------------------------------
     Restructuring cost                     1,520          1,204            155                302            422          3,603
     Cash drawdowns                        (1,984)        (1,434)          (155)              (285)          (422)        (4,280)
                                       -----------------------------------------------------------------------------------------
                                               83            177             --                 72             --            332
     THREE MONTHS ENDED JULY 31:
     Additions to accruals                  5,049          3,112          1,661                219          2,493         12,534
     Revisions to accrual                      (8)            --             --                 --             --             (8)
                                       -----------------------------------------------------------------------------------------
     Restructuring cost                     5,041          3,112          1,661                219          2,493         12,526
     Cash drawdowns                        (3,726)        (2,070)            --               (262)          (459)        (6,517)
     Non-cash drawdowns                        --             --         (1,661)                --             --         (1,661)
                                       -----------------------------------------------------------------------------------------
                                            1,398          1,219             --                 29          2,034          4,680
     THREE MONTHS ENDED OCTOBER 31:
     Additions to accruals                    627          1,104             --                204             --          1,935
     Revisions to accrual                      --             --             --                (27)          (271)          (298)
                                       -----------------------------------------------------------------------------------------
     Restructuring cost                       627          1,104             --                177           (271)         1,637
     Cash drawdowns                        (1,676)        (1,440)            --               (197)          (486)        (3,799)
                                       -----------------------------------------------------------------------------------------
     PROVISION AS AT OCTOBER 31, 2003         349            883             --                  9          1,277          2,518
                                       =========================================================================================

     During the three-month period ended October 31, 2003, the Company incurred workforce reduction charges of $0.6 million related to severance and benefit costs from the June 2002 and May 2003 restructuring initiatives. These charges were offset by cash payments of $1.7 million. The remaining provision for workforce reduction charges is expected to be substantially drawn down by the end of the fiscal year ending January 31, 2004.

     During the three-month period ended October 31, 2003, the Company accrued office closure costs of $1.1 million, which primarily relate to rent and occupancy costs of lease facilities that were part of the June 2002 and May 2003 restructuring initiatives. These costs were offset by cash payments of $1.4 million. The remaining provision for office closure costs is expected to be substantially drawn down by the end of the fiscal year ending January 31, 2008. Furthermore, the provision shown above for office closure costs does not include certain costs which will be recorded as restructuring charges as and when incurred.

     During the three-month period ended October 31, 2003, the Company incurred charges related to the consolidation of its data center and network infrastructure as part of the June 2002 and May 2003 restructuring initiatives of $0.2 million. These charges were offset by a $0.3 million reduction in the provision that was no longer required. In addition, these charges were offset by cash payments of $0.7 million. The remaining provision for the consolidation of the data center and network infrastructure is expected to be substantially drawn down by the end of the fiscal year ending January 31, 2005.


NOTE 11 - SEGMENTED INFORMATION

     The Company operates in one business segment providing supply chain services and products. The following provides the Company's segmented information regarding geographic areas of operations:

                                                     -------------------------------------------------
                                                          THREE MONTHS ENDED         NINE MONTHS ENDED
                                                                 OCTOBER 31,               OCTOBER 31,
                                                           2003         2002         2003         2002
                                                     -------------------------------------------------
     REVENUES:
     Americas                                            10,559       12,625       31,030       35,167
     Europe, Middle East and Africa (EMEA)                3,694        2,977       10,184       13,719
     Asia-Pacific                                         1,773        1,899        4,218        3,467
                                                     -------------------------------------------------
                                                         16,026       17,501       45,432       52,353
                                                     =================================================

     Revenues are attributed to individual regions based on location of customers' operations.

                                                     -----------------------     ----------
                                                     OCTOBER 31,  October 31,    January 31,
                                                           2003         2002           2003
                                                     -----------------------     ----------
     LONG-LIVED ASSETS:
     Americas                                            35,111      137,722         37,557
     Europe, Middle East and Africa (EMEA)                4,400       10,663          5,440
     Asia-Pacific                                           345          334            363
                                                     -----------------------      ---------
                                                         39,856      148,719         43,360
                                                     =======================      =========

     Long-lived assets represent capital assets, goodwill and intangible assets that are attributed to individual geographic segments.


NOTE 12 - ACCOUNTING PRONOUNCEMENTS

     COSTS ASSOCIATED WITH EXIT OR DISPOSAL ACTIVITIES
     In June 2002, the FASB issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities." This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and supercedes Emerging Issues Task Force ("EITF") Issue 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)." SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at its fair value in the period in which the liability is incurred, except for a liability for one-time termination benefits that are incurred over time. The provisions of SFAS 146 are effective for exit or disposal activities initiated after December 31, 2002. The provisions of EITF Issue 94-3 shall continue to apply for an exit activity initiated under an exit plan that met the criteria of EITF Issue 94-3 prior to the initial application of SFAS 146.

     The Company's restructuring reserves and costs for its June 2002 restructuring plans, as outlined in Note 10, were determined under the provisions of EITF Issue 94-3. The restructuring reserves and costs for the

     May 2003 announcement were determined under the provisions of SFAS 146, which were valued using an estimated fair value method.

     GUARANTOR'S ACCOUNTING AND DISCLOSURE REQUIREMENTS
     In November 2002, the FASB issued Interpretation 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 requires that, upon issuance of a guarantee, the guarantor must disclose and recognize a liability for the fair value of the obligation it assumes under that guarantee. The initial recognition and measurement requirement of FIN 45 is effective for guarantees issued or modified after December 31, 2002. As of October 31, 2003, the Company's guarantees that were issued or modified after December 31, 2002 were not material. The disclosure requirements of FIN 45 are effective for interim and annual periods ending after December 15, 2002.

     The Company, from time to time, enters into intellectual property and other indemnification agreements, as well as agreements containing warranties, that are customary in the industry. The Company has not made any significant payments under such agreements and no amounts have been accrued in the consolidated financial statements with respect to these guarantees. The Company is not able to determine a reasonable estimate of the maximum amount that could be payable under these agreements as, generally, fixed maximum amounts are not specified in the applicable agreements.

     ACCOUNTING FOR REVENUE ARRANGEMENTS
     In November 2002, the EITF reached a consensus on Issue 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables" ("EITF 00-21") which provides guidance on how to separate and allocate revenue to goods or services (or both) that are to be delivered in a bundled sales arrangement entered into after June 30, 2003.

     The Company has adopted the guidance of the EITF 00-21 effective July 1, 2003. The adoption of this statement did not and is not expected to have a material effect on the Company's business, results of operations or its financial position.

     ACCOUNTING FOR STOCK-BASED COMPENSATION
     In December 2002, the FASB issued SFAS 148, "Accounting for Stock-Based Compensation--Transition and Disclosure--an Amendment of FASB Statement 123." SFAS 148 amends SFAS 123 to provide alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require more prominent disclosures in both annual and interim financial statements regarding the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The alternative methods of transition of SFAS 148 are effective for fiscal years ending after December 15, 2002. The disclosure provisions of SFAS 148 are effective for interim periods beginning after December 15, 2002 and are detailed in Note 9.

     DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES
     In April 2003, the FASB issued SFAS 149 "Amendment of SFAS 133 on Derivative Instruments and Hedging Activities." SFAS 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS 133 "Accounting for Derivative Instruments and Hedging Activities." SFAS 149 is effective for contracts entered into or modified after June 30, 2003, except as stated below, and for hedging relationships designated after June 30, 2003. The provisions of SFAS 149 that relate to guidance in SFAS 133 Implementation Issues that have been effective for fiscal quarters that began prior to June 15, 2003, will continue to be applied in accordance with their respective effective dates. In addition, certain provisions relating to forward purchases or sales of when-issued securities or other securities that do not yet exist, should be applied to existing contracts as well as new contracts entered into after June 30, 2003. SFAS 149 should be applied prospectively.

     The Company will apply the provisions of SFAS 149 on a prospective basis to contracts entered into or modified after June 30, 2003. The adoption of this standard is not expected to have a material effect on the Company's business, results of operations or its financial position.

     ACCOUNTING FOR CERTAIN FINANCIAL INSTRUMENTS WITH CHARACTERISTICS OF BOTH LIABILITIES AND EQUITY
     In May 2003, the FASB issued SFAS 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS 150 modifies the accounting for certain financial instruments that, under previous guidance, could be accounted for as equity. SFAS 150 requires that such instruments be classified as liabilities in statements of financial position. SFAS 150 affects the accounting for three types of freestanding financial instruments, namely, (1) mandatorily redeemable shares, which the issuing company is obligated to buy back in exchange for cash or other assets; (2) instruments (such as put options and forward purchase contracts), other than outstanding shares, that do or may require the issuer to buy back some of its shares in exchange for cash or other assets; and (3) obligations that can be settled with shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuers' shares. SFAS 150 does not apply to features embedded in financial instruments that are not derivatives in their entirety. In addition to its requirements for the classification and measurement of financial instruments within its scope, SFAS 150 also requires disclosures about alternative ways of settling those instruments and the capital structure of entities, all of whose shares are mandatorily redeemable. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. Restatement is not permitted.

     The Company has adopted the guidance of SFAS 150 effective August 1, 2003. The adoption of SFAS has not, and is not anticipated to, have a material impact on the Company's business, results of operations or its financial position.


NOTE 13 - SUBSEQUENT EVENTS

     OFFER TO PURCHASE CONVERTIBLE DEBENTURES
     On December 8, 2003, the Company announced that the Toronto Stock Exchange (the "TSX") had approved the purchase by 3078393 Nova Scotia Company, a wholly-owned subsidiary of the Company, of up to an aggregate of US$3,599,750 principal amount of its remaining outstanding debentures pursuant to a normal course issuer bid. The purchases can occur from time to time over the next 12 months through the facilities of the TSX, if and when considered advisable by the Company.

ITEM 2.  MANAGEMENT DISCUSSION AND ANALYSIS OF OPERATIONS,
         FINANCIAL CONDITION AND LIQUIDITY

Item 2 - "Management Discussion and Analysis of Operations, Financial Condition and Liquidity" and Item 3 - "Risk Factors" each contain references to the Company using the words "we," "us," "our" and similar words and the reader is referred to using the words "you," "your" and similar words.

Items 2 and 3 also refer to our fiscal periods. Our fiscal year commences on February 1st of each year and ends on January 31st of the following year. Our current fiscal year, which will end on January 31, 2004, is referred to as the "current fiscal year," "fiscal 2004" or using similar words. The previous fiscal year, which ended on January 31, 2003, is referred to as the "previous fiscal year," "fiscal 2003" or using similar words. Other fiscal years are referenced by the applicable year during which the fiscal year ends. For example, fiscal 2008 refers to the annual period ending January 31, 2008.

Items 2 and 3 also refer to quarterly and other periods. The three-month period ended October 31st is referred to as the "third quarter" or using similar words. The nine-month period ended October 31st of a fiscal year is referred to as the "first three quarters" or using similar words. For example, the three-month period ended October 31, 2003 is referred to as the third quarter of fiscal 2004, while the nine-month period ended October 31, 2003 is referred to as the first three quarters of fiscal 2004.

You should read the following management discussion and analysis ("MD&A") in conjunction with our unaudited consolidated financial statements for our third quarter of fiscal 2004 that appear earlier in this Quarterly Report to Shareholders. You should also read the MD&A in conjunction with our audited annual consolidated financial statements and the related MD&A for fiscal 2003 that are included in our most recent Annual Report to Shareholders. We prepare and file our consolidated financial statements and MD&A in United States ("US") dollars and in accordance with US generally accepted accounting principles ("GAAP"). We also prepare and file our consolidated financial statements and MD&A in accordance with Canadian generally accepted accounting principles, in US dollars, and mail them to all Canadian shareholders and make them available to US shareholders. All dollar amounts we use in this MD&A are in US currency, unless we indicate otherwise.

OVERVIEW

We are a global provider of supply chain services that helps companies reduce costs, save time, and enhance customer satisfaction. Our technology-based solutions, which consist of services and software, provide connectivity and document exchange, route planning and wireless dispatch, inventory and asset visibility, transportation management, and warehouse optimization.

Our connectivity and document exchange services allow trading partners across transportation modes, geographic regions and industries to electronically exchange documents and data such as advance shipping notices, booking requests and confirmations, cargo status updates, tracking requests, bills of lading, purchase orders and invoices. Our route planning and wireless dispatch services allow dispatchers to plan and manage routes and leverage wireless communications to optimize delivery schedules and overall fleet management. Our inventory and asset visibility services provide an inventory snapshot across the supply chain to help companies track assets such as vehicles and better manage inventory levels. Our transportation management services enable transportation planners to make decisions by providing automated carrier bidding, tendering, settlement, and freight auditing. Our warehouse optimization services provide a simulation tool to explore scenarios for warehouse layouts and slotting.

Distribution-sensitive companies in industries such as retail, consumer packaged goods, manufacturing, transportation, third-party logistics, and distribution use our solutions to optimize and gain real-time control of their inventory and assets.

CONSOLIDATED OPERATIONS
The following table shows, for the periods indicated, our results of operations in millions of dollars (except per share and weighted average share amounts):

                                                  ----------------------------------------------------
                                                          THIRD QUARTER OF     FIRST THREE QUARTERS OF
                                                                    FISCAL                      FISCAL
                                                        2004          2003          2004          2003
                                                  ----------------------------------------------------
     REVENUES                                           16.0          17.5          45.4          52.4
     COST OF REVENUES                                   (4.8)         (5.8)        (14.3)        (21.6)
                                                  ----------------------------------------------------
     GROSS PROFIT                                       11.2          11.7          31.1          30.8
                                                  ----------------------------------------------------
     OPERATING EXPENSES
         Sales and marketing                             7.2           6.8          21.0          23.9
         Research and development                        2.3           2.7           6.5          12.5
         General and administrative                      2.7           3.2           9.1          10.0
                                                  ----------------------------------------------------
                                                        12.2          12.7          36.6          46.4
                                                  ----------------------------------------------------
     NET MARGIN                                         (1.0)         (1.0)         (5.5)        (15.6)
     AMORTIZATION OF INTANGIBLE ASSETS                  (1.3)         (2.5)         (4.0)         (7.4)
     RESTRUCTURING COST                                 (1.6)         (2.4)        (17.8)         (9.7)
                                                  ----------------------------------------------------
     LOSS FROM OPERATIONS                               (3.9)         (5.9)        (27.3)        (32.7)
     OTHER INCOME (EXPENSES)                            (0.3)          0.3          (0.6)          2.1
                                                  ----------------------------------------------------
     LOSS BEFORE INCOME TAXES AND MINORITY INTEREST     (4.2)         (5.6)        (27.9)        (30.6)
     INCOME TAXES                                         --            --            --           0.4
                                                  ----------------------------------------------------
     LOSS BEFORE MINORITY INTEREST                      (4.2)         (5.6)        (27.9)        (30.2)
     MINORITY INTEREST                                    --           0.4            --           0.4
                                                  ----------------------------------------------------
     LOSS                                               (4.2)         (5.2)        (27.9)        (29.8)
                                                  ====================================================

                                                  ----------------------------------------------------
     LOSS PER SHARE - BASIC AND DILUTED                (0.10)        (0.10)        (0.58)        (0.57)
                                                  ====================================================
     WEIGHTED AVERAGE SHARES OUTSTANDING              40,654        52,233        47,736        52,237
                                                  ====================================================

Our TOTAL REVENUES for the third quarter and first three quarters of fiscal 2004 were $16.0 million and $45.4 million, respectively, compared to $17.5 million and $52.4 million, respectively, for the same periods in fiscal 2003.

TOTAL REVENUES consist of SERVICES REVENUES and LICENSE REVENUES. Services revenues are comprised of the following: (i) ongoing transactional and/or subscription fees for use of our services and products by our customers; (ii) professional services revenues from consulting, implementation and training services related to our services and products; and (iii) maintenance and other related revenues, which include revenues associated with maintenance and support of our services and products. License revenues derive from licenses granted to our customers to use our software products.

The following table provides additional analysis of our service and license revenues (in millions of dollars and as a proportion of total revenues) generated over each of the periods indicated:

                            -----------------------------------------------
                                      THIRD QUARTER    FIRST THREE QUARTERS
                                          OF FISCAL               OF FISCAL
                                 2004          2003        2004        2003
                            -----------------------    --------------------
Services revenues                12.5          13.7        37.1        39.1
PERCENTAGE OF REVENUES            78%           78%         82%         75%

License revenues                  3.5           3.8         8.3        13.3
PERCENTAGE OF REVENUES            22%           22%         18%         25%
                            -----------------------------------------------
TOTAL REVENUES                   16.0          17.5        45.4        52.4
                            ===============================================

o Our SERVICES REVENUES were $37.1 for the first three quarters of fiscal 2004, a 5% decline from the same period in fiscal 2003. For the third quarter of fiscal 2004, our services revenues were $12.5 million, a 9% decline from $13.7 million for the same quarter in fiscal 2003. Certain of our ocean carrier customers not renewing their service contracts with us contributed to the decline in our services revenues. These non-renewals were primarily due to industry consolidation and certain of these customers deciding to perform the services internally that they previously received from us - sometimes using a license to our software. The negative impact of these non-renewals was partially offset by higher services revenues derived from existing routing and scheduling implementations and maintenance contracts, as well as from the impact of customer sign-ups over the past year for our connectivity and network applications.

o Our LICENSE REVENUES were $8.3 million for the first three quarters of fiscal 2004, a 38% decrease from the same period in fiscal 2003. This decline was primarily the result of a decline in amortized license revenues. Specifically, there were amortized license revenues of $6.9 million which were included as license revenue in the first three quarters of fiscal 2003 as compared to nominal amortized amounts which were included in the first three quarters of fiscal 2004. The higher amortized licenses revenues in fiscal 2003 derive from large contracts that were closed in fiscal periods prior to fiscal 2003, and were amortized in accordance with the Company's revenue recognition criteria. For the third quarter of fiscal 2004, license revenues were $3.5 million compared to $3.8 million for the same quarter in fiscal 2003. As described above, license revenues were negatively impacted by a decline in amortized license revenues. Specifically, there were amortized license revenues of $1.3 million included in the third quarter of fiscal 2003 with only nominal amortized license revenues included in the third quarter of fiscal 2004. The decline in revenues described above was somewhat offset by license revenues from customers who preferred to deploy our solutions behind their firewall rather than have us deliver the solution to them as a service.

o As a PERCENTAGE OF TOTAL REVENUES, our services revenues increased to 82% and our license revenues decreased to 18% for the first three quarters of fiscal 2004. This compares to services revenues of 75% and license revenues of 25% in the same period in fiscal 2003. This shift in the mix of revenues, demonstrated by the increase of services revenues as a percentage of total revenues, was in part a result of the decline in our amortized license revenues described above, as well as the specific impact of the softness in economic conditions on upfront license sales. There was no change in the mix of services revenues and license revenues as a percentage of total revenues when comparing the third quarter of fiscal 2004 to the third quarter of fiscal 2003.

COST OF REVENUES for the third quarter and first three quarters of fiscal 2004, were $4.8 million and $14.3 million, respectively, compared to $5.8 million and $21.6 million, respectively, for the same periods in fiscal 2004.

The following table provides an additional analysis of cost of revenues (in millions of dollars) and the related gross margins for the periods indicated:

                                 ---------------------------------------------
                                       THIRD QUARTER      FIRST THREE QUARTERS
                                           OF FISCAL                 OF FISCAL
                                     2004       2003           2004       2003
                                 ---------------------------------------------
SERVICES
Services revenues                    12.5       13.7           37.1       39.1
Cost of revenues                     (4.7)      (5.6)         (13.3)     (21.1)
                                 ---------------------------------------------
Gross margin                          7.8        8.1           23.8       18.0
                                 =============================================
GROSS MARGIN PERCENTAGE               62%        56%            64%        46%

LICENSES
Revenues                              3.5        3.8            8.3       13.3
Cost of revenues                     (0.1)      (0.2)          (1.0)      (0.5)
                                 ---------------------------------------------
Gross margin                          3.4        3.6            7.3       12.8
                                 =============================================
GROSS MARGIN PERCENTAGE               97%        95%            88%        96%

TOTAL
Revenues                             16.0       17.5           45.4       52.4
Cost of revenues                     (4.8)      (5.8)         (14.3)     (21.6)
                                 ---------------------------------------------
Gross margin                         11.2       11.7           31.1       30.8
                                 =============================================
GROSS MARGIN PERCENTAGE               70%        67%            69%        59%


o COST OF SERVICES REVENUES consists of internal costs of running our systems and applications as well as the cost of salaries and other personnel-related expenses incurred in providing professional service and maintenance work, including consulting and customer support. Cost of services revenues, as a percentage of services revenues was 36% for the first three quarters of fiscal 2004, compared to 54% for the same period in fiscal 2003. For the third quarter of fiscal 2004, such costs as a percentage of services revenues were 38% compared to 44% in the same quarter in fiscal 2003.

o GROSS MARGIN RATES FOR SERVICE REVENUES were 64% for the first three quarters of fiscal 2004 and 46% for the same period of fiscal 2003. The increase in the gross margin rate was primarily due to moving profit and loss responsibilities for certain services revenues to the geographic sales regions and from a reduction in the cost of revenues achieved from our restructuring initiatives, including consolidation of our infrastructure. The gross margin rate for the third quarter of fiscal 2004 was 62% compared to 56% for the same period in fiscal 2003.

o COST OF LICENSE REVENUES consists of costs related to our sale of third-party software, such as third-party license fees, referral fees and/or royalties. Cost of license revenues as a percentage of our license revenues was 12% for the first three quarters of fiscal 2004 compared to 4% for the same period in fiscal 2003. For the third quarter of fiscal 2004, such costs as a percentage of services revenues were 3% compared to 5% in the same quarter in fiscal 2003.

o GROSS MARGIN RATE FOR LICENSE REVENUES was 87% for the first three quarters of fiscal 2004 and 96% for same period in fiscal 2003. The lower gross margin rate was primarily due to higher map royalty costs and referral fees experienced in the second quarter. The gross margin rate for the third quarter of fiscal 2004 was 97%, compared to 95% for the same period in fiscal 2003.

OPERATING EXPENSES (consisting of sales and marketing, research and development and general and administrative expenses) for the third quarter of fiscal 2004 were $12.2 million and were $36.6 million for the first three quarters of fiscal 2004. This compares to operating expenses of $12.7 million for the third quarter of fiscal 2003 and $46.4 million for the first three quarters of fiscal 2003. The decline from fiscal 2003 is primarily the result of reduced operating expenses from our restructuring initiatives.

The following table provides an additional analysis of operating expenses (in millions of dollars) for the periods indicated:

                                 ---------------------------------------------
                                       THIRD QUARTER      FIRST THREE QUARTERS
                                           OF FISCAL                 OF FISCAL
                                     2004       2003           2004       2003
                                 ---------------------------------------------
TOTAL REVENUES                       16.0       17.5           45.4       52.4
                                 ---------------------------------------------
Sales and marketing                   7.2        6.8           21.0       23.9
PERCENTAGE OF REVENUES                45%        39%            46%        46%

Research and development              2.3        2.7            6.5       12.5
PERCENTAGE OF REVENUES                14%        15%            14%        24%

General and administrative
expenses                              2.7        3.2            9.1       10.0
PERCENTAGE OF REVENUES                17%        18%            20%        19%
                                 ---------------------------------------------
TOTAL EXPENSES                       12.2       12.7           36.6       46.4
                                 ---------------------------------------------

o SALES AND MARKETING expenses include salaries, commissions and other personnel-related costs, bad debt expenses, travel expenses, advertising programs and services and other promotional activities associated with selling and marketing our services and products. Sales and marketing expenses as a percentage of total revenues were flat for the first three quarters of fiscal 2004 compared to the same period in fiscal 2003. For the third quarter of fiscal 2004, sales and marketing expense as a percentage of total revenues was 45%, compared to 39% for the same period in fiscal 2003. The increase in the third quarter of fiscal 2004 was a result of our investment in international sales and marketing activities in Asia-Pacific and Latin America.

o RESEARCH AND DEVELOPMENT expenses consist primarily of salaries and other personnel-related costs of technical and engineering personnel associated with our research and product development activities as well as costs for third-party outsourced development providers. We expense all costs related to research and development. The decline in research and development costs for the first three quarters of fiscal 2004, compared to the same period in fiscal 2003 was attributable to an increase in the proportion of our development work being performed by contractors in India in order to take advantage of cost efficiencies associated with India's lower wage scale, as well as cost reduction initiatives to reduce our reliance on contractors in the United States and Canada.

o GENERAL AND ADMINISTRATIVE expenses consist primarily of salaries and other personnel-related costs of administrative personnel, as well as professional fees and other administrative expenses. General and administrative costs were $9.1 million for the first three quarters of fiscal 2004, compared to $10.0 million for the same period in fiscal 2003. The decrease in general and administrative expenses is attributable to our reduced workforce from restructuring initiatives as well as an arbitration award that was included in the comparable period in fiscal 2003. For the third quarter of fiscal 2004, general and administrative costs were $2.7 million, compared to $3.2 million in the same period in fiscal 2003.

AMORTIZATION OF INTANGIBLE ASSETS includes amortization of customer agreements and relationships, non-compete covenants, existing technologies and trade names associated with the acquisitions we have completed to date. Generally, these assets are amortized on a straight-line basis over a five-year period. The amount of amortization expense in a fiscal period is dependent on our acquisition activities as well as our asset impairment tests. For the third quarter and the first three quarters of fiscal 2004 the amortization of intangible assets was $1.3 million and $4.0 million, respectively. This compares to $2.5 million and $7.4 million recorded in the comparable periods in fiscal 2003. The decline is attributable to an $18.0 million impairment provision recorded against certain of our intangible assets in the fourth quarter of fiscal 2003 in accordance with SFAS 144, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." As at October 31, 2003, the unamortized portion of intangible assets amounted to $9.6 million compared with $33.8 million at October 31, 2002.

RESTRUCTURING COST for the third quarter and first three quarters of fiscal 2004 was $1.6 million and $17.8 million, respectively, compared to $2.4 million and $9.7 million, respectively, for the same periods in fiscal 2003.

At October 31, 2003, we had a remaining restructuring provision of $2.5 million. The remaining restructuring provision is primarily the result of the restructuring plans described in Note 10 in the accompanying Notes to the Consolidated Financial Statements. The remaining restructuring reserve under each initiative is summarized below as well as the changes in the restructuring provision from the second quarter of the current fiscal year to the third quarter:

                                    ----------------------------------------------------------------------------
                                     Provision      Additional      Revisions     Cumulative       REMAINING
                                    as at July    Charges During    During the       Cash       PROVISION AS AT
                                     31, 2003      the Quarter       Quarter      Drawdowns     OCTOBER 31, 2003
                                    ----------------------------------------------------------------------------
JUNE 2002
Workforce reduction                        228               234            --          (462)                 --
Office closure costs                       335               505            --          (619)                221
Data center consolidations                  --               204            --          (197)                  7
Network system consolidations            2,034                            (271)         (486)              1,277

MAY 2003
Workforce reduction                      1,168               393            --        (1,214)                347
Office closure costs                       884               599            --          (821)                662

PRIOR RESTRUCTURINGS                        31                --           (27)           --                   4
                                    ----------------------------------------------------------------------------
                                         4,680             1,935          (298)       (3,799)              2,518
                                    ============================================================================

During the third quarter of fiscal 2004, we incurred additional aggregate charges of $1.9 million, broken-down into workforce reduction expenses of $0.6 million, office closure costs of $1.1 million, and data center consolidations of $0.2 million. These charges were offset by a reduction in our accrual provision of $0.3 million that was no longer necessary as well as cash payments of $3.8 million.

The remaining provision for workforce reduction charges is expected to be substantially drawn down by the end of fiscal 2004. The remaining provision for the consolidation of data center and network operations is expected to be substantially drawn down by the end of fiscal 2005. The remaining provision for office closure costs is expected to be substantially drawn down by the end of fiscal 2008. Furthermore, the provision shown above for office closure costs does not include certain costs, which will be recorded as restructuring charges as and when incurred.

NET OTHER INCOME (EXPENSE) was ($0.3) million and ($0.6) million, for the third quarter and first three quarters of fiscal 2004, respectively. This compares to $0.3 million and $2.1 million for the comparable periods in fiscal 2003. The decrease in both periods in comparing fiscal 2004 to fiscal 2003 is attributable to a decrease in investment income caused by lower yields from marketable securities as well as lower investment balances. This decline was partially offset by lower interest expense charges as there was a lower outstanding principal amount of convertible debentures after our repurchases of these debentures described in Note 6 to the consolidated financial statements.

In addition, the decline in other income for the first three quarters of fiscal 2004 as compared to fiscal 2003 was partially offset by a $0.9 million gain that resulted from our purchase of $45 million principal amount of our convertible debentures (Note 6 to Consolidated Financial Statements).

INCOME TAX EXPENSES for both the third quarter and first three quarters of fiscal 2004 were nil compared with income tax recoveries of $0.4 million for the first three quarters of fiscal 2003 and nil for the third quarter of fiscal 2003. The income tax recoveries in fiscal 2003 were the result of carrying back US losses for one of our US subsidiaries in order to recover taxes we paid in prior years for that subsidiary.

Overall, we incurred a loss of $27.9 million for the first three quarters of fiscal 2004, compared to a greater loss of $29.8 million for the same period in fiscal 2003. The decrease in the loss between the two periods is attributable to improvements in gross margins, lower operating expenses due to restructuring initiatives, lower amortization of intangible assets resulting from the write down of such assets as at January 31, 2003, offset partially by higher restructuring costs and lower investment income.

For the third quarter of 2004 our loss was $4.2 million, compared to a greater loss of $5.2 million in the third quarter of fiscal 2003. With net margins staying at the same level between the two quarters, the decline in loss was attributable to lower amortization of intangible assets and lower restructuring cost offset partially by the decline in the investment income.

LIQUIDITY AND CAPITAL RESOURCES

With $69.4 million in cash, short-term deposits, short- and long-term investments in corporate bonds and dividend received deduction ("DRD") eligible securities, a $14.6 million surplus of non-cash working capital and $8.5 million in unutilized lines of credit, we believe we have sufficient liquidity to meet our operating requirements and to finance our growth strategies through internal product developments and market expansions. We may, from time to time, consider selective strategic transactions to create value and improve performance, which may include acquisitions, dispositions, restructurings, joint ventures and partnerships. Proceeds from any transaction, should such a transaction occur, are expected to be utilized by reducing debt, share buybacks, or for general corporate purposes.

The table set forth below provides a summary statement of cash flows for the periods indicated in millions of US dollars.

                                                 ------------------------------------------------
                                                        THIRD QUARTER        FIRST THREE QUARTERS
                                                            OF FISCAL                   OF FISCAL
                                                   2004          2003          2004          2003
                                                 ------------------------------------------------
Cash used in operating activities                  (5.9)         (1.9)        (30.0)        (11.0)
Additions to capital assets                        (1.2)         (1.2)         (3.8)         (3.4)
Acquisition of subsidiary                          (0.2)         (1.2)         (0.3)         (1.8)
Purchase of convertible debentures                   --          (0.4)        (43.3)         (1.5)
Purchase of common shares                            --            --         (27.3)           --
Issuance of common shares                            --            --            --           0.2
                                                 ------------------------------------------------
Net change in cash and cash equivalents
and marketable securities                          (7.3)         (4.7)       (104.7)        (17.5)
Cash and cash equivalents and marketable
securities, beginning of period                    76.7         187.0         174.1         199.8
                                                 ------------------------------------------------
Cash and cash equivalents and marketable
securities, end of period                          69.4         182.3          69.4         182.3
                                                 ================================================

o NET CASH USED IN OPERATING ACTIVITIES for the third quarter and first three quarters of fiscal 2004 was $5.9 million and $30.0 million, respectively. This compares to $1.9 million and $11.0 million, respectively, for the same periods in fiscal 2003.

o ADDITIONS TO CAPITAL ASSETS of $3.8 million in the first three quarters of fiscal 2004 represents investments that we have made in computing equipment and software to support our global operations and the centralization of our support functions.

o ACQUISITION OF SUBSIDIARY represents purchase price and costs related to acquired companies. In the first three months of fiscal 2004 we paid $0.1 million to SAS Cargo Group as an additional purchase price earn-out payment resulting from the acquisition of the remaining 30% of Tradevision AB in October 2002. This is the second payment under the Tradevision earn-out, which is capped at a maximum earn-out of $0.7 million over a four-year period from the purchase date. In the third quarter of fiscal 2004 we incurred costs of $0.2 million related to the purchase of 30% of Tradevision in October 2002.

o PURCHASE OF CONVERTIBLE DEBENTURES. In March 2002 we purchased for cancellation $1.5 million aggregate principal amount of our convertible debentures. In August 2002 we purchased for cancellation an additional nominal amount of our convertible debentures. We used an aggregate of $1.5 million for these purchases, inclusive of costs.

     In July 2003, we purchased $45 million aggregate principal amount of our debentures through a wholly-owned subsidiary for $43.3 million including costs associated with the offer.

o PURCHASE OF COMMON SHARES. In July 2003 we purchased for cancellation 11,578,000 of our common shares for an aggregate cost of $27.3 million including costs associated with the offer.

o ISSUANCE OF COMMON SHARES represents the proceeds from the issuance of common shares from exercised stock options.

As of October 31, 2003, our current assets exceed our current liabilities by $69.9 million. This working capital surplus results primarily from the $47.1 million of cash reserves and $8.2 million in short-term marketable securities. The liquidity of these assets provides financial flexibility to achieve our business objectives.

CASH AND CASH EQUIVALENTS include short-term deposits and marketable debt securities with original maturities of three months or less. Short-term marketable securities comprise debt securities maturing within 12 months from the balance sheet date. Long-term marketable securities comprise DRD eligible securities as well as debt securities maturing in excess of 12 months from the balance sheet date. Effective October 31, 2002, debt securities were marked to market with the resulting gain or loss included in other comprehensive income
(loss). Marketable securities represent cash invested in investment-grade corporate bonds and commercial paper, and in investment-grade dividend received deduction ("DRD") eligible securities issued by US corporations.

Our investments in marketable securities are governed by our Investment Policy Guidelines as approved by the Board of Directors. Generally, the longer the term to maturity (which is limited to three years) and the higher the level of investment in a single corporation or a group of related corporations (which is limited to $25 million), the higher the required minimum credit rating.

As at October 31, 2003, 68% of the total cash and investment portfolio was in interest-bearing cash deposits, 15% was in DRD eligible securities, 12% was in corporate bonds having terms to maturity of less than one year and 5% was in corporate bonds having terms to maturity of between one and two years. The table below provides an analysis of our consolidated holdings of cash and investments in millions of US dollars with their credit ratings as at October 31, 2003:

                                    Standard & Poors    Percentage
                                      (S&P) Rating       of Total       Amount
                                    --------------------------------------------
INTEREST BEARING CASH DEPOSITS             --               68%          47,147

MARKETABLE SECURITIES                      AA                9%           6,340
                                          AAA               23%          15,942
                                                        ------------------------
                                                           100%          69,429
                                                        ========================


COMMITMENTS
On June 30, 2000, we issued $75 million aggregate principal amount of 5.50% convertible unsecured subordinated debentures maturing on June 30, 2005. Interest on the debentures has accrued from June 30, 2000 and is payable in equal semi-annual installments in arrears on June 30 and December 30 of each year. In December 2001, March 2002, and August 2002, we cumulatively purchased for cancellation $3 million principal amount of the debentures. In addition, in July 2003 we purchased, and currently hold through a wholly-owned subsidiary, $45 million principal amount of the debentures. As at October 31, 2003, we had $72.0 million of these debentures outstanding, $45 million of which are held in a wholly-owned subsidiary. We have not identified any reasonably possible circumstance that would trigger any early payment of the debentures. Interest obligations due in the current year are expected to be satisfied with a combination of cash reserves, the liquidation of short-term investments, and operating cash flows.

On December 8, 2003, we announced that the Toronto Stock Exchange (the "TSX") had approved the purchase by 3078393 Nova Scotia Company, our wholly-owned subsidiary, of up to an aggregate of US$3,599,750 principal amount of our remaining outstanding debentures pursuant to a normal course issuer bid. The purchases can occur from time to time over the next 12 months through the facilities of the TSX, if and when considered advisable by us. A copy of the Notice of Intention to Make a Normal Course Issuer Bid that has been filed with the TSX is available upon request to our Investor Relations department.


SIGNIFICANT ACCOUNTING POLICIES AND CRITICAL ESTIMATES
Our significant accounting policies are discussed in the Notes to the Consolidated Financial Statements that are included in our 2003 Annual Report that is filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada. In most cases, the accounting policies we utilize are the only ones permissible under US

Generally Accepted Accounting Principles for businesses in our industry. However, the application of certain of these policies requires significant judgments or a complex estimation process that can affect the results of our operations and financial position, as well as the related footnote disclosures. We base our estimates on historical experience and other assumptions that we believe are reasonable. If actual amounts are ultimately different from previous estimates, the revisions are included in our results of operations for the period in which the actual amounts become known. The accounting policies and estimates that can have a significant impact on our operating results, financial position and footnote disclosures are described in the MD&A in our 2003 Annual Report.


CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION
Certain statements made in the MD&A, the "Risk Factors" section of this Quarterly Report and elsewhere in this Quarterly Report constitute forward-looking statements, including statements relating to our expectations concerning future revenues and earnings, expenses and expenses as a percentage of revenues, gross and net margins, market opportunity and the sufficiency of capital to meet working capital and capital expenditure requirements. When used in this document, the words "believes," "plans," "expects," "anticipates," "intends," "continues," "may," "will," "could," "should" and similar expressions, or the negative of such terms, are intended to identify forward-looking statements. We may also make oral and written forward-looking statements from time to time, in reports filed with Canadian and United States regulatory authorities and otherwise. These forward-looking statements are subject to risks and uncertainties that may cause future results to differ materially from those expected. Factors that may cause such differences include, but are not limited to, the factors discussed under the heading "Risk Factors" appearing elsewhere in this Quarterly Report. If any of such risks actually occur, they could materially adversely affect our business, financial condition or results of operations. In that case, the trading price of our common shares could decline, perhaps materially. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. Descartes does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based.

ITEM 3. RISK FACTORS

WE HAVE A HISTORY OF LOSSES AND EXPECT TO INCUR LOSSES IN THE FUTURE, WHICH MAY NEGATIVELY IMPACT THE PRICE OF OUR SECURITIES.
We have incurred losses in the current fiscal quarter as well as in prior fiscal quarters and fiscal years. As at October 31, 2003, our accumulated deficit was $344.8 million. We believe that the success of our business depends on our ability to significantly increase revenue and to limit increases in our operating expenses. If our revenues fail to grow at anticipated rates or our operating expenses increase without a corresponding increase in our revenues, or we fail to adjust operating expense levels appropriately, we may not be able to achieve or sustain profitability, which would increase the possibility that the value of your investment will decline.

OUR OPERATING RESULTS, WHICH MAY VARY SIGNIFICANTLY FROM QUARTER TO QUARTER AND THEREFORE DIFFICULT TO PREDICT, MAY FAIL TO MEET INVESTMENT COMMUNITY EXPECTATIONS. ANY SUCH FAILURE MAY NEGATIVELY IMPACT THE PRICE OF OUR SECURITIES.
Our revenues and operating results have varied significantly from quarter to quarter in the past, making them difficult to predict, and we expect our revenues and operating results may continue to vary from quarter to quarter in the future due to a variety of factors, many of which are outside of our control. Such factors include, but are not limited to:

o    Fluctuations in the demand for our services and products;
o    Our ability to achieve targeted cost and expense reductions;
o    Price and functionality competition in our industry;
o Changes in general economic and geo-political conditions that may adversely affect technology companies in our industry or the shipment volumes of our customers;
o The renegotiation of contract terms with a significant number of customers or one or more significant customers;
o    Changes in the productivity of our distribution channels;
o Changes in legislation and accounting standards, including standards relating to revenue recognition, business combinations and stock-based compensation;
o Variances in the size and timing of orders and, in particular, license transactions;
o Our ability to satisfy all contractual obligations in customer contracts and deliver services and products to the satisfaction of our customers;
o Variances in the mix of our service and license revenues for a period, particularly in light of our anticipation that we will generate a greater portion of our future revenues from subscription and transaction fees related to developing, marketing, implementing and supporting our supply chain services; and
o    Other risk factors discussed in this report.

Although our revenues may fluctuate from quarter to quarter, significant portions of our expenses are not variable in the short term, and we may not be able to reduce them quickly to respond to decreases in revenues. If revenues are below expectations, this shortfall is likely to adversely and/or disproportionately affect our operating results. Accordingly, we may not attain positive operating margins in future quarters. This has caused our operating results to be below the expectations of securities analysts and investors in certain instances in the past and may do so again in the future. Our failure to meet or exceed analyst and investor expectations could negatively affect the price of our securities.

OUR RESTRUCTURING INITIATIVES MAY NOT ACHIEVE THEIR INTENDED RESULTS AND MAY IMPAIR OUR ABILITY TO ACHIEVE AND SUSTAIN PROFITABILITY.
We have implemented separate restructuring plans in each of August 2001, June 2002 and May 2003. Most recently, in the fiscal quarter ended October 31, 2003 we incurred a restructuring charge of $1.6 million. We expect that we will incur further restructuring charges in future quarters relating to these restructuring plans. These restructuring charges could impair our ability to achieve and sustain profitability in the future and have a negative impact on the price of our securities. We expect that we will continue our efforts to streamline operations, improve efficiency and align our cost structure with our services revenue model in order to meet our business and profitability objectives. The objective of the restructuring plans is to reduce our cost structure and generate greater operating efficiencies through reductions in our workforce, and through consolidation of personnel, facilities and network infrastructure. We have also implemented other strategic initiatives designed to strengthen operations. These plans involve, among other things, improved alignment of the organization around business objectives, changes in reporting structures and realignment of the sales force. Workforce reductions could temporarily negatively impact our remaining employees, including those directly responsible for sales. Further, the failure to retain and effectively manage remaining employees could increase our costs, hurt development and sales efforts, and impact the quality of our customer service. As a result, these changes may affect our ability to close new transactions and maintain existing relationships with customers and prospects and therefore negatively affect future revenues. This could harm our business, results of operations and financial condition.

WE MAY BE UNABLE TO ATTRACT AND RETAIN KEY PERSONNEL, WHICH WOULD ADVERSELY AFFECT OUR ABILITY TO DEVELOP AND EFFECTIVELY MANAGE OUR BUSINESS.
We expect that our performance will be substantially dependent on the performance of our key technical and senior management personnel. We do not maintain key person life insurance policies on any of our employees. Our success is highly dependent on our continuing ability to identify, hire, train, motivate, promote and retain highly qualified management, technical, and sales and marketing personnel, including key technical and senior management personnel. Competition for such personnel is always strong. Our inability to attract or retain the necessary management, technical, and sales and marketing personnel, or to attract such personnel on a timely basis, could have a material adverse effect on our business, results of operations, financial condition and the price of our securities.

IF OUR COMMON SHARE PRICE DECREASES TO LEVELS SUCH THAT THE FAIR VALUE OF OUR NET ASSETS IS LESS THAN THE CARRYING VALUE OF OUR NET ASSETS, WE MAY BE REQUIRED TO RECORD ADDITIONAL SIGNIFICANT NON-CASH CHARGES ASSOCIATED WITH GOODWILL IMPAIRMENT.
We account for goodwill in accordance with the Financial Accounting Standards Board's ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets", which we adopted effective February 1, 2002. SFAS No. 142, among other things, requires that goodwill no longer be amortized, but instead be tested for impairment at least annually. We have designated February 1 as the date for our annual impairment test. Upon adoption of this accounting standard, we were required to perform a transitional impairment test of the carrying value of goodwill as at February 1, 2002. Using the valuation methodology we selected, which is based on the market capitalization of our outstanding common shares, the transitional impairment test indicated that the carrying value of goodwill was not impaired. However, the application of the enterprise-wide valuation methodology as at February 1, 2003 resulted in a goodwill impairment charge of $86.7 million being recorded in our results of operations for fiscal year 2003. Should the fair value of our net assets, determined by our market capitalization, be less than the carrying value of our net assets at future annual impairment test dates, we may have to recognize additional goodwill impairment losses in our future results of operations. This could impair our ability to achieve or maintain profitability in the future.

FAIR VALUE ASSESSMENTS OF OUR INTANGIBLE ASSETS REQUIRED BY GAAP MAY REQUIRE US TO RECORD SIGNIFICANT NON-CASH CHARGES ASSOCIATED WITH INTANGIBLE ASSET IMPAIRMENT.
Significant portions of our assets are intangible, which include customer agreements and relationships, non-compete covenants, existing technologies and trade names. We amortize intangible assets on a straight-line basis over their estimated useful lives, which are generally five years. We review the carrying value of these assets at least annually for evidence of impairment. In

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accordance with SFAS No. 144, "Accounting for the Impairment of Long-Lived
Assets and for Long-Lived Assets to be Disposed of", an impairment loss is recognized when the estimate of undiscounted future cash flows generated by such assets is less than the carrying amount. Measurement of the impairment loss is based on the present value of the expected future cash flows. We previously engaged the services of an independent consulting firm to perform a fair valuation of our recorded and unrecorded intangible assets as at January 31, 2003. The valuation resulted in our recording of an intangible asset impairment charge of $18.0 million in fiscal 2003. Future fair value assessments of intangible assets may require additional impairment charges to be recorded in the results of operations for future periods. This could impair our ability to achieve or maintain profitability in the future.

CONTINUED REGIONAL AND/OR GLOBAL ECONOMIC, POLITICAL AND MARKET CONDITIONS, INCLUDING ACTS OF TERRORISM AND ARMED CONFLICT, MAY CAUSE A DECREASE IN DEMAND FOR OUR SUPPLY CHAIN SERVICES AND SOFTWARE WHICH MAY NEGATIVELY AFFECT OUR REVENUE AND OPERATING RESULTS.
Our revenue and profitability depend on the overall demand of our current and potential customers for our supply chain services and products. Regional and/or global changes in the economy and financial markets, viral outbreaks such as the outbreak of SARS earlier this year, and political instability in geographic areas have resulted in companies generally reducing spending for technology services and products and delaying or reconsidering potential purchases of our supply chain services and products. The economic uncertainty resulting from military action in Iraq and the global war on terrorism may continue to negatively impact our customers and cause them to slow spending on our services and products. Future declines in demand for our services and/or products could adversely affect our revenues and operating results.

THE MARKET FOR SUPPLY CHAIN TECHNOLOGY IS STILL EMERGING. IF IT FAILS TO GROW AT ANTICIPATED RATES, OUR BUSINESS COULD BE MATERIALLY ADVERSELY AFFECTED.
The market for supply chain technology is still emerging. Adoption of such technology delivered over a network or with transaction-based pricing models will require a broad acceptance of new and substantially different methods of conducting business and using technology, particularly by those individuals and enterprises that have historically relied upon traditional means of commerce and communication. If the market for supply chain services and products, particularly those available over a network, fails to grow or grows more slowly than we currently anticipate, then our business, results of operations and financial condition could be materially adversely affected.

FAILURE TO ACHIEVE BROAD MARKET ACCEPTANCE OF THE WAY IN WHICH WE PRICE AND DELIVER SERVICES AND PRODUCTS COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS AND RESULTS OF OPERATION AND FINANCIAL CONDITION.
We have two primary models for pricing and delivering services and products: one whereby we deliver services and products over our proprietary network, for which we charge customers on a per-transaction basis, and one whereby we license our products to customers in exchange for a license fee. If this business strategy is flawed, or if we are unable to execute on it effectively, our business, operating results and financial condition could be substantially harmed. Any factor adversely affecting market acceptance of the ways by which our services and products are priced or delivered, including the availability and price of competing services and products or negative industry analyst commentary, could have a material adverse effect on our business, results of operations and financial condition.

IF WE ARE UNABLE TO GENERATE BROAD MARKET ACCEPTANCE OF OUR SERVICES AND PRODUCTS, SERIOUS HARM COULD RESULT TO OUR BUSINESS.
We currently derive substantially all of our revenues from our supply chain services and products and expect to do so in the future. Broad market acceptance of these types of services and products is therefore critical to our future success. The demand for, and market acceptance of, our services and products are subject to a high level of uncertainty. Our services and products are often considered complex and may involve a new approach to the conduct of business by our customers. Intensive marketing and sales efforts may be necessary to educate prospective customers regarding the uses and benefits of these services and products in order to generate demand. There can be no assurance, however, that such efforts will enable us to maintain our current level of market acceptance or to achieve any additional degree of market acceptance. The market for our

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services and products may weaken, competitors may develop superior services and products or we may fail to develop acceptable services and products to address new market conditions. Any one of these events could have a material adverse effect on our business, results of operations and financial condition.

SOME OF OUR CUSTOMERS OPERATE IN INDUSTRIES THAT HAVE BEEN EXPERIENCING GREATER THAN NORMAL DIFFICULTIES IN A DECLINING ECONOMY OR CONSOLIDATION OF PARTICIPANTS. IF THESE INDUSTRIES CONTINUE TO EXPERIENCE ECONOMIC DIFFICULTIES OR CONSOLIDATE, THEN THESE CUSTOMERS MAY GENERATE LESS REVENUE FOR OUR BUSINESS AND US WOULD BE ADVERSELY AFFECTED.
Some of our customers operate in industries that have experienced greater difficulties than the overall economy. Other customers are in industries where the volumes of trade and/or shipments have reduced considerably. If these industries continue to experience difficulties, it could adversely affect our business and our ability to collect receivables from these customers. Also, some industries are experiencing consolidation of participants to gain efficiencies, such as the ocean carrier market and the less-than-truckload/truckload transportation industry, resulting in the revenues that we receive from consolidating customers either declining significantly or disappearing.

IF OUR EXISTING CUSTOMERS CANCEL ANY REMAINING PORTIONS OF THEIR CONTRACTS WITH US, OR FAIL TO EITHER RENEW CONTRACTS FOR SERVICES AND PRODUCTS OR PURCHASE ADDITIONAL SERVICES AND PRODUCTS, OUR BUSINESS WOULD BE ADVERSELY AFFECTED.
We depend on our installed customer based for a significant portion of our revenues. In addition, our installed customer base has historically generated additional new license and service revenues for us. Service contracts are generally renewable at a customer's option, and there are generally no mandatory payment obligations or obligations to license additional software or subscribe for additional services. If our customers fail to renew their service contracts or fail to purchase additional services or products, then our revenues could decrease and our operating results could be adversely affected. Further, certain of our customers could delay or terminate implementations of our services and products or be reluctant to migrate to new products for any of the following reasons:
o    Budgetary constraints related to economic uncertainty,
o    Dissatisfaction with product or service quality,
o    Difficulty in prioritizing a surplus of information technology projects, or
o    Changes in business strategy or priorities or for other reasons.

Such customers will not generate the revenues anticipated within the timelines anticipated, if at all, and may be less likely to invest in additional services or products from us in the future. This could have an adverse impact on our operating results.

WE MAY NOT REMAIN COMPETITIVE. INCREASED COMPETITION COULD SERIOUSLY HARM OUR BUSINESS.
The market for supply chain technology is highly competitive and subject to rapid technological change. We expect that competition will increase in the future. Current and potential competitors include supply chain application software vendors, customer internal development efforts, value-added networks and business document exchanges, enterprise resource planning software vendors and general business application software vendors. Many of our current and potential competitors may have one or more of the following relative advantages:
o    Longer operating history,
o Greater financial, technical, marketing, sales, distribution and other resources,
o    Profitable operations,
o    Superior product functionality in specific areas,
o    Greater name recognition,
o    A broader range of products to offer,
o    Better performance,
o    A larger installed base of customers,
o    Established relationships with customers that we are targeting, or
o    Greater worldwide presence.


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Further, current and potential competitors have established, or may establish, cooperative relationships and business combinations among themselves or with third parties to enhance their products, which may result in increased competition. In addition, we expect to experience increasing price competition and competition surrounding other commercial terms as we compete for market share. In particular, larger competitors or competitors with a broader range of services and products may bundle their products, rendering our products more expensive and/or relatively less functional. As a result of these and other factors, we may be unable to compete successfully with our existing or new competitors.

AS OUR INTERNATIONAL OPERATIONS GROW WE COULD BE EXPOSED TO BUSINESS RISKS THAT COULD LIMIT THE EFFECTIVENESS OF OUR GROWTH STRATEGY AND CAUSE OUR OPERATING RESULTS TO SUFFER. We expect that we will continue to expand our international operations and enter new international markets. This expansion will require significant management attention and financial resources to localize our services and products for use in these markets, to develop compliance expertise relating to international regulatory agencies and to develop direct and indirect sales and support channels in those markets. We face a number of risks associated with conducting our business internationally that could negatively impact our operating results, including:
o Language barriers, conflicting international business practices and other difficulties related to the management and administration of a global business;
o Difficulties and costs of staffing and managing geographically disparate direct and indirect operations;
o Longer sales cycles to educate foreign clients about the benefits of our services and products;
o    Currency fluctuations and exchange rates;
o    Seasonal fluctuations in sales, particularly throughout Europe;
o    Difficulty to repatriate cash in certain foreign jurisdictions;
o    Longer collection time from foreign clients;
o Multiple and possibly overlapping tax structures and the burdens of complying with a wide variety of foreign laws;
o    Trade restrictions;
o    Changes in tariff rates;
o The need to consider characteristics unique to technology systems used internationally;
o    Economic or political instability in some international markets; and
o    Other risk factors set out in this report.

OUR CUSTOMERS MAY EXPERIENCE DELAYS OR DIFFICULTIES IN THE INSTALLATION AND USE OF OUR SERVICES AND PRODUCTS, WHICH COULD LEAD TO CLAIMS FOR DAMAGES BY OUR CUSTOMERS, LOSS OF REVENUE OR DELAYS IN THE MARKET ACCEPTANCE OF OUR SERVICES AND PRODUCTS.
When one of our products is implemented, the environment into which it is installed is complex and typically contains a wide variety of systems and third-party software with which our software must be integrated. This can make the process of implementation difficult and lengthy. As a result, some customers may have difficulty or be unable to implement our products successfully within anticipated timeframes or otherwise achieve their expected benefits. Further, even when our products are fully implemented and free of errors or defects, our services and products may not be delivered to the satisfaction of our customers. These problems may result in claims for damages suffered by our customers, a loss of, or delays in, the market acceptance of our services and products, damage to our reputation, lost revenue and collection difficulties during the period required to correct these errors, complete implementations or address customer dissatisfaction.

SYSTEM OR NETWORK FAILURES IN CONNECTION WITH OUR SERVICES AND PRODUCTS COULD REDUCE OUR SALES, IMPAIR OUR REPUTATION, INCREASE COSTS OR RESULT IN LIABILITY CLAIMS, AND SERIOUSLY HARM OUR BUSINESS.
Any disruption to our services and products, our own information systems or communications networks or those of third-party providers upon whom we rely as part of our own product offerings, including the Internet, could result in the inability of our customers to receive our products for an indeterminate period of time. Our services and products may not function properly for any of the following reasons:
o    System or network failure,
o    Interruption in the supply of power,
o    Virus proliferation,
o    Earthquake, fire, flood or other natural disaster, or
o    An act of war or terrorism.
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Although we have made significant investments, both internally and with third-party providers, into redundant and back-up systems for some of our services and products, these systems may be insufficient or may fail and result in a disruption of availability of our product or services to our customers. Any disruption to our services could impair our reputation and cause us to lose customers or revenue, or face litigation, customer service or repair work that would involve substantial costs and distract management from operating our business.

SERIOUS HARM TO OUR BUSINESS COULD RESULT IF THERE IS A SECURITY FAILURE OR VIRUS PROLIFERATION WITH OUR SERVICES AND PRODUCTS.
The secure exchange of customer information over public networks is a significant concern of consumers engaging in on-line transactions and interaction. Our services and products use various security methods to provide the security necessary to enable the secure exchange of customer information. We also implement commercial virus software. Advances in computer capabilities, new discoveries in the field of computer security, or other events or developments could result in a compromise or breach of the algorithms that these security methods use to protect customer transaction data. Computer viruses may nevertheless infiltrate our products or the networks over which we deliver our services, resulting in unexpected results, unavailability of our services and products and significant costs to eliminate the virus. If any compromise, breach of security or virus infiltration were to occur, it could have a material adverse affect on our reputation, business, results of operation and financial condition.

ERRORS OR DEFECTS IN OUR PRODUCTS, WHICH MAY HARM OUR REPUTATION AND CAUSE US TO LOSE CUSTOMERS OR INCUR ADVERSE LEGAL JUDGMENTS, MAY BE DIFFICULT TO DETECT PRIOR TO IMPLEMENTATION.
Some of our products are complex. This complexity can make it difficult to detect errors or failure in our products prior to implementation. Although we conduct testing and quality assurance through a release management process, we may not discover errors in our products until our customers install and use a given product or until the volume of use of that product increases. We may not be able to correct any detected errors or failures in a timely manner, if at all. These problems may result in claims for damages suffered by customers, a loss of, or delays in, the market acceptance of our services and products, damage to our reputation, lost revenue and collection difficulties during the period required to correct these errors or defects.

OUR ABILITY TO ACHIEVE OR SUSTAIN PROFITABILITY WILL BE CONSTRAINED IF WE DO NOT MANAGE OUR GROWTH EFFECTIVELY.
Although we have undertaken recent restructuring initiatives, the scope of our operating and financial systems and the geographic areas of our operations have expanded significantly over a relatively short period, resulting in increased responsibility for both existing and new management personnel. Our ability to support the growth of our business will be substantially dependent upon having highly trained internal and third-party outsourced resources. Accordingly, our future operating results will depend on the ability of our key employees to continue to implement and improve our operational, customer support and financial control systems, to expand, train and manage our employee base and to achieve product scalability. Any inability to manage present and future growth of our business could have a material adverse effect on our business, results of operations and financial condition.

IF THE DEVELOPMENT OF OUR SERVICES AND PRODUCTS FAILS TO KEEP PACE WITH OUR INDUSTRY'S RAPID EVOLUTION, OUR FUTURE RESULTS MAY BE MATERIALLY AND ADVERSELY AFFECTED.
The markets for our services and products are subject to rapid technological change, changing customer needs, frequent new product introductions and evolving industry standards. We have historically been successful in keeping pace with, if not leading, these changes, but if we fail to do so in the future, our services and products may be rendered less competitive or obsolete. Our product development and testing efforts have required, and are expected to continue to require, substantial investments and may take significant periods of time. We may not possess sufficient resources to continue to make future necessary investments in technology on a timely basis. Cutbacks in our workforce or any deterioration in the relationship with our third-party outsourced development

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provider could lengthen the time necessary to develop our products. In addition, we may not successfully identify new product opportunities or develop and bring new product to market in a timely and efficient manner.

Our growth and future operating results will depend, in part, upon our ability to continue to enhance existing services and products and develop and introduce new services and products or capabilities that:

o    Meet or exceed technological advances in the marketplace;
o Meet changing market and customer requirements, including rapid realization of benefits and the need to rapidly manage and analyze increasingly large volumes of data;
o    Comply with changing industry standards;
o Integrate with system platforms, operating environments and user interfaces commercially accepted from time to time;
o    Achieve market acceptance;
o    Integrate third-party technology effectively; and
o    Respond to competitive offerings.

If we are unable, for technological or other reasons, to develop and introduce new and enhanced software in a timely manner, we may lose existing customers or fail to attract new customers, which may have a material adverse effect on our operating performance and financial condition.

OUR LENGTHY AND VARIABLE SALES CYCLE MAKES IT DIFFICULT FOR US TO PREDICT WHEN, OR IF, SALES WILL OCCUR AND, THEREFORE, WE MAY EXPERIENCE AN UNPLANNED SHORTFALL IN REVENUES.
Our services and products have a lengthy and unpredictable sales cycle that contributes to the uncertainty of our operating results. Customers typically view the purchase of our services and products as a significant and strategic decision. As a result, customers and prospects generally evaluate our services and products and determine their impact on existing infrastructure over a lengthy period of time. Our sales cycle typically averages between three and nine months, depending on the solution a particular customer is purchasing, a particular customer's implementation requirements and whether the customer is new or is extending an existing implementation. Services and products that include a license to our software products usually require a significant up-front license payment, may be subject to delays if the customer has lengthy internal budgeting, approval, and evaluation processes. Additionally, in the current economic environment, many companies have reduced their budgets for information technology spending. As companies continue reducing the spending on information technology assets, we may be subject to additional delays and corresponding reductions in sales of our services and products. Moreover, we may incur significant selling and marketing expenses during a customer's evaluation period, including the costs of developing a full proposal and completing a rapid proof-of-concept or custom demonstration. Larger customers may purchase our services and products as a part of multiple simultaneous purchasing decisions, which may result in additional unplanned administrative processing and other delays. Also, our customers may delay their purchasing decisions in anticipation of our new or enhanced services or products, or services or products of competitors. Further, any prolonged decline in the demand for technology services and products could reduce the market for our services and products, making sales more difficult. If revenues forecasted from a specific customer for a particular quarter are not realized or are delayed to another quarter, we may experience an unplanned shortfall in revenues, which could adversely affect our operating results.

IF WE NEED ADDITIONAL CAPITAL IN THE FUTURE AND ARE UNABLE TO OBTAIN IT AS NEEDED OR CAN ONLY OBTAIN IT ON UNFAVORABLE TERMS, OUR OPERATIONS AND GROWTH STRATEGY MAY BE ADVERSELY AFFECTED, AND THE MARKET PRICE FOR OUR SECURITIES COULD DECLINE.
Historically, we have financed our operations primarily through the sale of our debt and equity securities. As of October 31, 2003, we had cash, cash equivalents and marketable securities of approximately $69.4 million, surplus of non-cash working capital of $14.6 million and unutilized lines of credit of $8.5 million. While we believe that these resources will be sufficient to meet our contemplated operational needs, we may need to raise additional debt or equity capital to fund expansion of our operations, to enhance our services and products, or to acquire or invest in complementary products, services, businesses or technologies. If we raise additional funds through further issuances of convertible debt or equity securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could

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have rights, preferences, and privileges superior to those of holders of our common stock. Any debt financing secured by us in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. In addition, we may not be able to obtain additional financing on terms favorable to us, if at all. If adequate funds are not available on terms favorable to us, our operations and growth strategy may be adversely affected and the market price for our common stock could decline.

OUR INDEBTEDNESS MAY HAVE A MATERIAL ADVERSE EFFECT ON OUR FINANCIAL CONDITION. In June 2000, we completed a convertible debt offering of $75 million in 5.5% convertible unsecured subordinated debentures that are due June 2005. As of October 31, 2003, we had repurchased $48 million of these debentures, $3 million of which were canceled and $45 million of which are held by a wholly-owned subsidiary, leaving $27 million in outstanding debentures that are not held by us or our subsidiaries or affiliates. Our indebtedness could have important consequences for investors. For example, it could:
o Increase our vulnerability to general adverse economic and industry conditions;
o    Limit our ability to obtain additional financing;
o Require the dedication of a portion of our cash flows from operations to the payment of principal of, and interest on, our indebtedness, thereby reducing the availability of capital to fund our operations, working capital, capital expenditures, acquisitions and other general corporate purposes;
o Limit our flexibility in planning for, or reacting to, changes in our business and the industry; and
o    Place us at a competitive disadvantage relative to our competitors.

Although we have no present plans to do so, we may incur substantial additional debt in the future. If a significant amount of new debt is added to our current levels, the related risks described above could intensify.

OUR EFFORTS TO DEVELOP AND SUSTAIN STRATEGIC RELATIONSHIPS TO IMPLEMENT AND PROMOTE OUR SERVICES AND PRODUCTS MAY FAIL, WHICH COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR RESULTS OF OPERATION AND FINANCIAL CONDITION.
We are developing, maintaining and enhancing significant working relationships with complementary vendors, such as software companies, service providers, consulting firms, resellers and others that we believe can play important roles in marketing our services and products. We are currently investing, and intend to continue to invest, significant resources to develop and enhance these relationships, which could adversely affect our operating margins. We may be unable to develop relationships with organizations that will be able to market our products effectively. Our arrangements with these organizations are not exclusive and, in many cases, may be terminated by either party without cause. Many of the organizations with which we are developing or maintaining marketing relationships have commercial relationships with our competitors. There can be no assurance that any organization will continue its involvement with us or with our products. The loss of relationships with important organizations could materially and adversely affect our operating performance and financial condition.

WE MAY NOT ACHIEVE THE EFFICIENCIES WE ANTICIPATE FROM OUR OUTSOURCING OF PRODUCT DEVELOPMENT ACTIVITIES. THIS COULD DELAY OUR DEVELOPMENT PLANS AND HAVE A MATERIAL ADVERSE IMPACT ON OUR OPERATIONS.
We have relationships with a number of third-party vendors to outsource a portion of our product development effort. We have continued to increase the proportion of our product development work being performed by these providers to take advantage of cost, time and resource efficiencies. However, we may not achieve these efficiencies and the other benefits we anticipate from this relationship, for reasons including the ability of these providers to make available a sufficient numbers of developers with the necessary skill sets to meet our needs and time constraints. This could impair our ability to develop and introduce new services, products and functionality in a timely manner, which could put our products at a competitive disadvantage and cause us to lose existing customers and fail to attract new customers.


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WE DEPEND ON OUR THIRD-PARTY PROVIDERS FOR OUR SERVICES AND PRODUCT OFFERINGS
AND OUR BUSINESS. IF OUR RELATIONSHIPS WITH ANY OF THESE THIRD-PARTY PROVIDERS ARE IMPAIRED, OUR BUSINESS COULD BE HARMED.
We incorporate and include third-party services and products into and with our own services and products. We are likely to incorporate third-party services and products into our own services and products, and include additional third-party products in our service and product offerings, as we expand our own service and product offerings. In addition, we use third-party services and products as part of our own internal financial information systems. If our relations with any of our third-party providers are impaired such that we cannot secure access to their services or products on favorable terms, or if we are unable to obtain or develop a replacement for the third-party service or product, our business could be harmed. The operation of our own services and products or financial systems would be impaired if errors occur in the third-party products, or failures occur in the third-party services, that we utilize. It may be more difficult for us to correct any defects in third-party services or products because the services or products are not within our control. Accordingly, our business could be adversely affected in the event of any errors in these third-party products or failures of third-party services. There can be no assurance that these third parties will continue to invest the appropriate levels of resources in their services and products to maintain and enhance their products' capabilities.

OUR SUCCESS AND ABILITY TO COMPETE DEPENDS UPON OUR ABILITY TO SECURE AND PROTECT PATENTS, TRADEMARKS AND OTHER PROPRIETARY RIGHTS.
We consider certain aspects of our internal operations, our products, services and related documentation to be proprietary, and we primarily rely on a combination of patent, copyright, trademark and trade secret laws and other measures to protect our proprietary rights. Patent applications or issued patents, as well as trademark, copyright, and trade secret rights, may not provide significant protection or competitive advantage and may require significant resources to obtain and defend. We also rely on contractual restrictions in our agreements with customers, employees, outsourced developers and others to protect our intellectual property rights. There can be no assurance that these agreements will not be breached, that we have adequate remedies for any breach, or that our patents, copyrights, trademarks or trade secrets will not otherwise become known. Moreover, the laws of some countries do not protect proprietary intellectual property rights as effectively as do the laws of the United States and Canada. Protecting and defending our intellectual property rights could be costly regardless of venue.

Through an escrow arrangement, we have granted some of our customers a contingent future right to use our source code for software products solely for internal maintenance services. If our source code is accessed through an escrow, the likelihood of misappropriation or other misuse of our intellectual property may increase.

CLAIMS THAT WE INFRINGE THIRD-PARTY PROPRIETARY RIGHTS COULD TRIGGER INDEMNIFICATION OBLIGATIONS AND RESULT IN SIGNIFICANT EXPENSES OR RESTRICTIONS ON OUR ABILITY TO PROVIDE OUR SERVICES.
Third-parties may claim that our current or future services or products infringe their proprietary rights or assert other claims against us. As the number of entrants into our market increases, the possibility of an intellectual property or other claim against us grows. Any intellectual property or other claim, with or without merit, would be time consuming and expensive to litigate or settle and could divert management attention from focusing on our core business. As a result of such a dispute, we may have to pay damages, incur substantial legal fees, suspend the sale or deployment of our services and products, develop costly non-infringing technology, if possible, or enter into license agreements, which may not be available on terms acceptable to us, if at all. Any of these results would increase our expenses and could decrease the functionality of our services and products, which would make our services and products less attractive to our current or potential customers. We have agreed in some of our agreements, and may agree in the future, to indemnify other parties for any expenses or liabilities resulting from claimed infringements of the proprietary rights of third parties. If we are required to make payments pursuant to these indemnification agreements, it could have a material adverse effect on our business, results of operations and financial condition.


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FROM TIME TO TIME, WE MAY BE SUBJECT TO LITIGATION OR DISPUTE RESOLUTION THAT
COULD RESULT IN SIGNIFICANT COSTS TO US AND DAMAGE TO OUR REPUTATION.
From time to time, we may be subject to litigation or dispute resolution in the ordinary course of business relating to any number or type of claims, including claims for damages related to undetected errors or malfunctions of our services and products or their deployment. A product liability or other claim could seriously harm our business because of the costs of defending the lawsuit, diversion of employees' time and attention, and potential damage to our reputation. Further, our services and products are complex and often implemented by our customers to interact with third-party technology or networks. Claims may be made against us for damages properly attributable to those third-party technologies or networks, regardless of our responsibility for any failure resulting in a loss -- even if our services and products perform in accordance with their functional specifications. While our agreements with our customers, suppliers and other third parties may contain provisions designed to limit exposure to potential claims, these limitation of liability provisions may not be enforceable under the laws of some jurisdictions. As a result, we could be required to pay substantial amounts of damages in settlement or upon the determination of any of these types of claims and incur damage to the reputation of our company and products. The likelihood of such claims and the amount of damages we may be required to pay may increase as our customers increasingly use our services and products for critical business functions or rely on our services and products as the systems of record to store data for use by other customer applications. Although we carry general liability and directors and officers insurance, our insurance may not cover potential claims or may not be adequate to cover all costs incurred in defense of potential claims or to indemnify us for all liability that may be imposed.

CHANGES IN THE VALUE OF THE US DOLLAR, AS COMPARED TO THE CURRENCIES OF OTHER COUNTRIES WHERE WE TRANSACT BUSINESS, COULD HARM OUR OPERATING RESULTS AND FINANCIAL CONDITION.
To date, our international revenues have been denominated primarily in US dollars. However, the majority of our international expenses, including the wages of our non-US employees and certain key supply agreements, have been denominated in currencies other than the US dollar. Therefore, changes in the value of the US dollar as compared to these other currencies may adversely affect our operating results. We generally have not implemented hedging programs to mitigate our exposure to currency fluctuations affecting international accounts receivable, cash balances and intercompany accounts. We also have not hedged our exposure to currency fluctuations affecting future international revenues and expenses and other commitments. Accordingly, currency exchange rate fluctuations have caused, and may continue to cause, variability in our foreign currency denominated revenue streams and our cost to settle foreign currency denominated liabilities. In particular, we incur a significant portion of our expenses in Canadian dollars relative to the amount of revenue we receive in Canadian dollars, so fluctuations in the US dollar and Canadian dollar could have a material adverse effect on our business, results of operation and financial condition.

WE MAY NOT REALIZE THE EXPECTED BENEFITS FROM ANY OF OUR ACQUISITIONS, AND IF WE CANNOT ADDRESS THE CHALLENGES PRESENTED BY ANY SUCH ACQUISITIONS, OUR OPERATING RESULTS MAY BE HARMED. In the past, we have acquired businesses to expand our operations or market presence, and we may continue our expansion by acquiring or investing in companies, assets or technologies that complement our business and offer opportunities for growth. These transactions involve many risks and challenges that we might not successfully overcome, including:
o Difficulties in assimilating technologies, products, personnel and operations;
o Disruption of our ongoing business and diversion of management's attention from other business concerns;
o    Risks of entering markets in which we have no or limited prior experience;
o Issuances of equity securities that may dilute your ownership interest in our common stock;
o Cash payments to, or the assumption of debt or other liabilities of, the companies we acquire;
o Large write-offs related to goodwill, intangible assets and acquired research and development;
o    Difficulties in realizing the expected benefits of the transaction;
o    Difficulties in retaining key employees;
o Difficulties in maintaining controls, procedures and policies during the transition and integration;
o Adverse effects to relationships with partner companies or third party providers of technology or products; and
o Failure of our due diligence process to identify significant issues with product quality, product architecture, legal and financial contingencies, and product development, among other things.

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
WE MAY BE TREATED AS A "PASSIVE FOREIGN INVESTMENT COMPANY" FOR US INCOME TAX PURPOSES RESULTING IN ADVERSE TAX CONSEQUENCES FOR US INVESTORS IN OUR COMMON SHARES.
If, for any taxable year, our passive income or our assets that produce passive income exceed levels provided by law, we may be characterized as a passive foreign investment company, or PFIC, for US federal income tax purposes. This characterization could result in adverse US tax consequences to the holders of our equity securities who are citizens or residents of the US for federal income tax purposes, and other holders of equity securities who may be subject to US federal income tax law. If you are such a person, you should consult with your own US tax advisors with respect to the US tax consequences of investing in our securities. We have not assumed, and do not assume, any obligation to make timely disclosure with respect to our PFIC status.

NEW LAWS OR REGULATIONS AFFECTING COMMERCE ON THE INTERNET, IMPORTING/EXPORTING OR TRANSPORTATION COULD REDUCE THE USE OF OUR SERVICES AND PRODUCTS BY CUSTOMERS, RESULT IN TAX ASSESSMENTS AGAINST US OR REQUIRE US TO CHANGE THE METHODS BY WHICH WE DO BUSINESS. THIS COULD MATERIALLY ADVERSELY AFFECT OUR RESULTS OF OPERATION AND GROWTH.
US, Canadian and other foreign governmental authorities have adopted and are considering legislation affecting the use of the Internet, including laws relating to the use of the Internet for commerce and distribution. In addition, certain of our services and products, including some ocean carrier products and our automated manifest products, were designed to assist customers to comply with various regulatory requirements relating to transportation/shipment and importing/exporting of goods. The adoption, interpretation, amendment or repeal of these laws and regulations, as well as laws governing such things as taxation of commerce, consumer protection, libel, property rights and personal privacy, could adversely affect customers' general use of the Internet as a communications and commercial medium or customers' use of our supply chain services and products. If this occurs, this would reduce our revenues and have a material adverse effect on our growth, thereby adversely impacting our operating performance and financial condition. Further, laws and regulations relating to taxation of services and products that are delivered over the Internet or other networks continue to develop and tax regulations or rulings that are adverse to our pricing or delivery model could result significant assessments against us or require us to change the methods by which we conduct our business.

IF REQUIREMENTS RELATING TO ACCOUNTING TREATMENT FOR EMPLOYEE STOCK OPTIONS ARE CHANGED, WE MAY BE FORCED TO CHANGE OUR BUSINESS PRACTICES AND OUR BUSINESS MAY BE MATERIALLY ADVERSELY AFFECTED.
If proposals currently under consideration by accounting standards organizations and governmental authorities are adopted, we may be required to treat the value of the stock options granted to employees as a compensation expense. As a result, we may re-evaluate our stock option compensation practices including the number of stock options granted to employees. In the absence of alternative cash or other compensation to replace any reduced benefits to employees under the stock option plan, this change could affect our ability to retain existing employees, attract qualified candidates and otherwise materially adversely affect our business.

WE MAY IN THE FUTURE HAVE INCREASING DIFFICULTY OBTAINING AND MAINTAINING COST-EFFECTIVE INSURANCE WHICH MAY HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS, RESULTS OF OPERATIONS AND FINANCIAL CONDITION, AS WELL AS RESTRICT OUR ABILITY TO ATTRACT AND RETAIN INDEPENDENT DIRECTORS FOR OUR BOARD OF DIRECTORS. We obtain insurance to cover a variety of potential risks and liabilities. In the current market, insurance coverage is becoming more restrictive. When insurance coverage is offered, the deductible for which we are responsible is larger and premiums have increased substantially, particularly with respect to our director and officer indemnification insurance. As a result, it may, in the future, become more difficult to maintain insurance coverage at historical levels, or if such coverage is available, the cost to obtain or maintain it may increase substantially. This may result in our being forced to bear the burden

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
of an increased portion of risks for which we have traditionally been covered by insurance, which could have a material adverse effect on our business, results of operations and financial condition. This could also restrict our ability to attract and retain independent directors to our board.

IF USE OF THE INTERNET FOR COMMERCE AND COMMUNICATION DOES NOT INCREASE AS WE ANTICIPATE, OUR BUSINESS MAY BE MATERIALLY ADVERSELY AFFECTED.
We offer services and products that depend on increased acceptance and use of the Internet as a medium for commerce and communication. Rapid growth in the use of the Internet is a relatively recent phenomenon. As a result, acceptance and use may not continue to develop at historical rates, and a sufficiently broad base of business customers may not adopt or continue to use the Internet as a medium of commerce. Demand and market acceptance for recently introduced services and products over the Internet are subject to a high level of uncertainty. If use of the Internet does not increase, it may require us to modify our technology and our business strategy. We have expended significant amounts of resources to develop and deploy our products using the Internet as a medium. Any such modifications could require us to expend significant additional amounts of resources. In the event that the Internet does not remain a viable and secure commercial medium, our operating performance and financial condition could be materially and adversely affected.

OUR COMMON STOCK PRICE HAS IN THE PAST BEEN VOLATILE AND MAY ALSO BE IN THE FUTURE. THIS MAY MAKE IT MORE DIFFICULT FOR YOU TO RESELL YOUR COMMON SHARES WHEN YOU WANT AT PRICES THAT YOU FIND ATTRACTIVE. IT ALSO COULD RESULT IN COSTLY LITIGATION THAT, REGARDLESS OF MERIT, COULD DIVERT OUR RESOURCES FROM OUR BUSINESS ACTIVITIES AND HARM OUR BUSINESS.
The trading price of our common stock has in the past been subject to wide fluctuations and may also be in the future. These fluctuations are often caused by events unrelated to our operating performance and beyond our control. Factors that may contribute to fluctuations include, but are not limited to:

o Revenue or results of operations in any quarter failing to meet the expectations, published or otherwise, of the investment community;
o Announcements of technological innovations or acquisitions by us or by our competitors;
o Introduction of new products or significant customer wins or losses by us or by our competitors;
o Developments with respect to our intellectual property rights or those of our competitors;
o Changes in recommendations or financial estimates by industry or investment analysts;
o Rumors or dissemination of false and/or misleading information, particularly through internet chat rooms;
o    Changes in management;
o    Conditions and trends in the supply chain technology industry;
o    Corporate security breaches;
o Adoption of industry standards and the inclusion of our technology in, or compatibility of our technology with, such standards;
o Our inclusion or removal from stock exchange composite indexes or sub indexes;
o Adoption of new accounting standards affecting the supply chain technology industry;
o Fluctuations in the stock prices of other companies in the technology and emerging growth sectors;
o    General market conditions; and
o    Other risk factors set out in this report.

When the market price of a company's stock drops significantly, stockholders could institute securities class action lawsuits against that company, regardless of the merits of such claims. Such a lawsuit against us could cause us to incur substantial costs and could divert the time and attention of our management and other resources from our business.


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























THE DESCARTES SYSTEMS GROUP INC.
Corporate Headquarters

120 Randall Drive
Waterloo, Ontario N2V 1C6
Canada

Phone: (519) 746-8110
       (800) 419-8495
Fax:   (519) 747-0082

info@descartes.com
www.descartes.com
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